Exhibit 99.1

Intercorp Financial Services Inc.

Second Quarter 2025 Earnings

Lima, Peru, August 11, 2025. Intercorp Financial Services Inc. (Lima Stock Exchange/NYSE: IFS) announced today its unaudited results for the second quarter 2025. These results are reported on a consolidated basis under IFRS in nominal Peruvian soles.

Intercorp Financial Services: Sustained business performance supported by positive investment results

▪
Net income of S/ 580 million (+1.5x YoY) and ROE of 20.7%
▪
Customer base continues to grow across all business segments
▪
Positive trend in digital indicators

Banking: Continued growth in commercial banking loans and low risk costs

▪
Net income of S/ 328.1 million and ROE of 14.4%
▪
CoR at 2.5%, down 150bps YoY, in line with improved payment behavior and portfolio composition
▪
Improvement in funding cost (-40bps YoY), driven by lower market rates and an efficient funding strategy

Insurance: Net income of S/ 80.9 million in 2Q25

▪
Market leader in annuities with a 33.7% share in 2Q25
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ROIP of 6.1% in 2Q25 compared to 6.2% in 1Q25 and 6.4% in 2Q24

Wealth Management: Continued growth in commissions

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Continuous growth in AuMs: 3.5% QoQ and 13.9% YoY
▪
Commission income increased 7.8% QoQ and 17.0% YoY

Intercorp Financial Services

SUMMARY

Intercorp Financial Services’ net profit was S/ 579.6 million in 2Q25, an increase of S/ 133.5 million QoQ and an increase of S/ 293.4 million YoY. IFS’s annualized ROE was 20.7% in 2Q25.

Intercorp Financial Services’ P&L statement)

S/ million	2Q24	1Q25	2Q25	%chg QoQ	%chg YoY
Interest and similar income	1,737.1	1,729.6	1,715.2	(0.8)%	(1.3)%
Interest and similar expenses	(623.3)	(570.7)	(578.6)	1.4%	(7.2)%
Net interest and similar income	1,113.8	1,158.9	1,136.6	(1.9)%	2.0%
Impairment loss on loans, net of recoveries	(474.3)	(343.0)	(308.3)	(10.1)%	(35.0)%
Recovery (loss) due to impairment of financial investments	4.8	(59.6)	(0.2)	(99.7)%	n.m.
Net interest and similar income after impairment loss	644.3	756.3	828.1	9.5%	28.5%
Fee income from financial services, net	279.7	296.0	299.4	1.1%	7.0%
Other income	176.2	260.9	387.9	48.6%	n.m.
Insurance results	(18.1)	(14.8)	(30.7)	n.m.	69.2%
Other expenses	(719.0)	(738.7)	(788.8)	6.8%	9.7%
Income before translation result and income tax	363.1	559.7	695.9	24.3%	91.6%
Translation result	(25.7)	12.4	11.6	(7.1)%	n.m.
Income tax	(51.3)	(126.1)	(127.9)	1.4%	n.m.
Profit for the period	286.2	446.1	579.6	29.9%	n.m.
Attributable to IFS' shareholders	284.5	443.6	577.2	30.1%	n.m.
EPS	2.49	3.94	5.16
ROE	11.2%	16.3%	20.7%
ROA	1.2%	1.9%	2.4%
Efficiency ratio	38.6%	35.4%	35.9%

Quarter-on-quarter performance

Profits increased S/ 133.5 million QoQ, mainly due to an increase of S/ 127.0 million in other income, mostly driven by positive mark-to-market valuations in our wealth management business in our holding company, a recovery of S/ 59.4 million due to an impairment of financial investment in the 1Q25, a reduction of S/ 34.7 million in provision expenses and an increase of S/ 15.4 million in insurance results. These effects were partially offset by an increase of S/ 50.1 million in other expenses and a reduction of S/ 22.3 million in net interest and similar income.

The increase in other income was mostly driven by positive mark-to-market valuations in our wealth management business and in our holding company, primarily reflecting the overall recovery in market conditions and the performances of our investment portfolios.

The recovery in impairment from financial investments of S/ 59.4 million was mostly related to one off provisions made in the 1Q25 in our insurance business related to Telefonica.

The S/ 34.7 million reduction in provision expenses was mostly driven by a one-off provision made in 1Q25. Additionally, the decrease also reflects an improvement in our customers’ payment performance, which in turn is partly explained by a shift in the composition of our credit portfolio toward lower-risk segments.

The increase of S/ 15.1 million in insurance results was mainly driven by S/ 1.2 million increase in annuities mostly due to a minor increase in D&S premiums and a S/ 0.7 million increase in Individual Life, offset by a reduction of S/ 0.2 million in Retail Insurance.

Other expenses showed an increase of S/ 50.1 million, in turn mostly related to an increase of S/ 42.3 million in our banking business, due to higher administrative expenses related to digital initiatives.

Interest and similar income decreased by S/ 22.3 million, mainly due to a S/ 14.4 million reduction in income from credits, which was driven by the composition of our credit portfolio. Additionally, interest and similar expenses increased by S/ 7.9 million, primarily reflecting higher interest paid on bonds and higher volume of funding through deposits.

Year-on-year performance

Profits increased by S/ 293.4 million, primarily driven by a S/ 211.7 million rise in other income, mainly associated with higher mark-to-market valuations from our wealth management business and our holding company. The increase also reflects a S/ 166.0 million reduction in provision expenses, a S/ 22.8 million growth in net interest and similar income, and a S/ 19.7 million increase in fee income. These positive effects were partially offset by a S/ 76.6 million increase in income tax expenses, a S/ 69.9 million rise in other expenses, and a S/ 12.6 million decline in insurance results.

The S/ 211.7 million increase in other income was mainly driven by higher mark-to-market valuations across our wealth management, holding, and banking businesses. This performance was supported by improved market conditions, which led to better valuations across various components of our investment portfolio.

The reduction of S/ 166.0 million in provisions is explained by two effects: the improvement in the payment behavior of our customers, and the shift in the composition of our credit portfolio, reducing our exposure to consumer loans from 32% to 29%.

The S/ 22.8 million increase in net interest income was primarily driven by a S/ 44.7 million reduction in interest expenses, partially offset by a S/ 21.9 million decline in interest income. The lower interest expenses reflect a 125 basis point decrease in the central bank's reference rate, as well as our efforts to secure more efficient funding. On the other hand, the decrease in interest income was mainly attributable to a shift in the credit portfolio composition, consistent with prevailing market trends.

The S/ 19.7 million increase in fee income was mainly driven by higher revenues from our banking business, supported by greater transactionality among our customers. In addition, our wealth management business also contributed to the increase, in line with a 14% growth in assets under management.

The increase in income tax was in turn related to an increase of S/ 332.8 million increase in income before translation result and income tax, which in turn is related to the effects mentioned above. As a result, tax rate for the quarter is 18.4%.

Other expenses showed an increase of S/ 48.8 million which was mostly explained by higher salaries and administrative expenses, which in turn showed it most important increase in our Banking segment. The increases are mostly related to higher technology expenses, as there’s a strong focus in digital initiatives and cybersecurity.

CONTRIBUTION BY SEGMENTS

The following table shows the contribution of Banking, Insurance and Wealth Management businesses to Intercorp Financial Services’ net profit. The performance of each of the three segments is discussed in detail in the following sections.

Intercorp Financial Services’ Profit by business

S/ million	2Q24	1Q25	2Q25	%chg QoQ	%chg YoY
Banking	220.6	342.8	328.1	(4.3)%	48.7%
Insurance	78.5	92.4	80.9	(12.4)%	3.0%
Wealth Management	6.3	37.5	117.0	n.m.	n.m.
Corporate, eliminations and other subsidiaries	(19.2)	(26.6)	53.6	n.m.	n.m.
IFS profit for the period	286.2	446.1	579.6	29.9%	n.m.

Interbank

SUMMARY

Interbank's profit was S/ 328.1 million in 2Q25, a decrease of S/ 14.7 million, or 4.3% QoQ, and an increase of S/ 107.5 million, or 48.7% YoY.

The quarterly reduction was mainly attributed to a S/ 42.3 million increase in other expenses, mostly related to higher salaries and employee benefits, as well as administrative expenses in technology. Additionally, there were decreases of S/ 9.0 million in other income and S/ 4.7 million in net interest and similar income. These effects were partially offset by a decrease of S/ 34.3 million in provision expenses.

The annual performance in net profit was explained by S/ 165.0 million lower provisions, as well as increases of S/ 19.0 million in other income, S/ 17.9 million in net fee income from financial services and S/ 14.6 million in net interest and similar income. These effects were partially compensated by S/ 59.7 million increase in income tax and S/ 49.2 million higher other expenses.

Consequently, Interbank's ROE stood at 14.4% in 2Q25, lower than the 15.5% of the 1Q25, but higher than the 11.1% of 2Q24.

Banking Segment’s P&L Statement

S/ million	2Q24	1Q25	2Q25	%chg QoQ	%chg YoY
Interest and similar income	1,484.4	1,442.2	1,450.5	0.6%	(2.3)%
Interest and similar expense	(559.4)	(497.9)	(510.9)	2.6%	(8.7)%
Net interest and similar income	925.0	944.3	939.6	(0.5)%	1.6%
Impairment loss on loans, net of recoveries	(474.0)	(342.8)	(308.5)	(10.0)%	(34.9)%
Recovery (loss) due to impairment of financial investments	(1.0)	(0.7)	0.5	n.m.	n.m.
Net interest and similar income after impairment loss	449.9	600.8	631.6	5.1%	40.4%
Fee income from financial services, net	195.1	212.9	213.0	0.0%	9.2%
Other income	128.5	156.5	147.5	(5.8)%	14.8%
Other expenses	(514.7)	(521.6)	(563.9)	8.1%	9.6%
Income before translation result and income tax	258.8	448.7	428.2	(4.6)%	65.4%
Translation result	3.3	(1.6)	1.2	n.m.	(64.7)%
Income tax	(41.6)	(104.3)	(101.3)	(2.9)%	n.m.
Profit for the period	220.6	342.8	328.1	(4.3)%	48.7%
ROE	11.1%	15.5%	14.4%
Efficiency ratio	39.7%	38.8%	42.3%
NIM	5.2%	5.2%	5.1%
NIM on loans	7.9%	7.5%	7.5%

INTEREST-EARNING ASSETS

The quarterly increase in interest-earning assets was mainly explained by increases of 2.4% in loans and a 5.5% increase in financial investments, partially offset by a 2.0% decrease in cash and due from banks and inter-bank funds.

The YoY growth in interest-earning assets was attributed to an increase of 26.7% in cash and due from banks and inter-bank funds and a 5.0% increase in loans; partially offset by a 2.4% decrease in financial investments.

Interest-earning assets

S/ million	Jun-24	Mar-25	Jun-25	%chg Jun-25/ Mar-25	%chg Jun-25/ Jun-24
Cash and due from banks and inter-bank funds	9,374.2	12,121.0	11,878.2	(2.0)%	26.7%
Financial investments	12,379.1	11,456.8	12,087.1	5.5%	(2.4)%
Loans	46,517.1	47,712.0	48,843.0	2.4%	5.0%
Total interest-earning assets	68,270.4	71,289.8	72,808.2	2.1%	6.6%

Loan portfolio

S/ million	Jun-24	Mar-25	Jun-25	%chg Jun-25/ Mar-25	%chg Jun-25/ Jun-24
Performing loans
Retail	24,437.4	24,468.1	24,727.1	1.1%	1.2%
Commercial	21,447.2	22,618.2	23,554.9	4.1%	9.8%
Total performing loans	45,884.6	47,086.3	48,282.0	2.5%	5.2%
Restructured and refinanced loans	468.9	497.6	471.0	(5.3)%	0.5%
Past due loans	1,611.5	1,330.5	1,301.0	(2.2)%	(19.3)%
Total gross loans	47,965.0	48,914.4	50,054.1	2.3%	4.4%
Add (less)
Accrued and deferred interest	555.1	517.3	500.8	(3.2)%	(9.8)%
Impairment allowance for loans	(2,003.0)	(1,719.7)	(1,711.9)	(0.5)%	(14.5)%
Total direct loans, net	46,517.1	47,712.0	48,843.0	2.4%	5.0%

Performing loans increased 2.5% QoQ, as retail loans increased 1.1% and commercial loans increased4.1%.

Retail loans increased 1.1% due to increases of 1.7% in mortgages, 1.3% in credit cards (more than 26% of market share), 0.6% in payroll deductible loans and 0.2% in personal loans.

The 4.1% increase in commercial loans, which keeps a solid track, was explained by increases of 3.6% in corporate banking, 6.9% in small businesses and 3.9% in mid-sized companies.

On the yearly analysis, performing loans increased 5.2%, explained by a 1.2% growth in retail and 9.8% in commercial loans.

The 1.2% increase in retail loans was mostly driven by a 7.2% increase in mortgages, partially offset by decreases of 3.6% in consumer loans and 1.6% in payroll deductible loans.

The 9.8% growth in commercial loans was in part explained by the Impulso MyPeru programme, which took part in 2024 and a large part is guaranteed by the peruvian government. Currently represents 8.9% of the commercial loan book.

As of 2Q24, 1Q25 and 2Q25, Interbank’s rescheduled portfolio of Reactiva Peru loans amounted to S/ 434.0 million, S/ 111.6 million and S/ 45.2 million, respectively, representing 93.4% of total balances of Reactiva Peru loans in 1Q24, 78.8% in 1Q25 and 64.1% in 1Q25.

It is worth mentioning that these loans are guaranteed in large part by the Peruvian government. As of March 31, 2025, Interbank activated the guaranteed coverage for an amount of S/ 850.5 million.

Loan growth excluding Reactiva was 2.7% QoQ and 6.0% YoY.

Breakdown of retail loans

S/ million	Jun-24	Mar-25	Jun-25	%chg Jun-25/ Mar-25	%chg Jun-25/ Jun-24
Consumer loans:
Credit cards & other loans	8,864.1	8,495.6	8,542.6	0.6%	(3.6)%
Payroll deduction loans(1)	5,759.3	5,632.8	5,666.3	0.6%	(1.6)%
Total consumer loans	14,623.4	14,128.4	14,208.9	0.6%	(2.8)%
Mortgages	9,814.0	10,339.7	10,518.3	1.7%	7.2%
Total retail loans	24,437.4	24,468.1	24,727.1	1.1%	1.2%

(1)
Payroll deduction loans to public sector employees.

Market share in loans

	2Q24	1Q25	2Q25	bps QoQ	bps YoY
Total consumer loans	21.8%	20.5%	19.7%	-80	-210
Mortgages	15.6%	15.8%	15.8%	0	20
Total retail loans	18.8%	18.2%	17.9%	-30	-90
Total commercial loans	10.2%	10.9%	11.1%	20	90
Total loans	13.5%	13.8%	13.8%	0	30

FUNDING STRUCTURE

Funding structure

S/ million	Jun-24	Mar-25	Jun-25	%chg Jun-25/ Mar-25	%chg Jun-25/ Jun-24
Deposits and obligations	48,472.9	50,673.7	52,036.0	2.7%	7.4%
Due to banks and correspondents and inter-bank funds	8,645.9	6,606.9	7,072.6	7.0%	(18.2)%
Bonds, notes and other obligations	4,392.7	5,721.7	5,602.9	(2.1)%	27.6%
Total	61,511.4	63,002.3	64,711.4	2.7%	5.2%
% of funding
Deposits and obligations	78.8%	80.4%	80.4%
Due to banks and correspondents and inter-bank funds	14.1%	10.5%	10.9%
Bonds, notes and other obligations	7.0%	9.1%	8.7%

The bank’s total funding base increased 2.7% QoQ, in line with the 2.1% growth in interest-earning assets. This was explained by increases of 7.0% in due to banks and correspondents and interbank funds and 2.7% in deposits and obligations, partially offset by a reduction of 2.1% in bonds, notes and other obligations.

The quarterly increase in deposits of S/ 1,362.3 million was primarily explained by increases of 7.8% in commercial deposits, with an increase of more than 20% in small businesses, and 2.1% in institutional deposits, while consumer deposits remained stable. Also, demand deposits and saving deposits grew 3.6% and 3.4% respectively, while time deposits grew 1.4%; this deposit growth supported our strategy to prioritize lower-cost funding, leading to efficient funding accounting for 34%.

As a result, the bank deposit composition is 26% demand deposits, 38% saving deposits and 36% time deposits, and the proportion of deposits and obligations to total funding remained stable at 80.4%.

The bank's total funding increased by 5.2% YoY, below the 6.6% growth in interest-earning assets. This was explained by increase of 27.6% in bonds, notes and other obligations, related to short term emissions in the local market and a $ 350 million emission in the international market, as well as a 7.4% growth in deposits, partially offset by a 18.2% reduction in amounts due to banks and interbank funds, related to lower funding provided by inter-bank funds and the Central Bank.

The annual increase in deposits was mainly due to increases of 19.5% in institutional deposits, 9.0% in commercial deposits and 2.8% in retail deposits. Also, demand deposits increased 9.0%, saving deposits 5.9% and time deposits, 7.7%. The bank is strongly focus in promoting its efficient funding, which increased 12% YoY, and represents 34% of our total funding base.

As of June 30, 2025, the proportion of deposits and obligations to total funding was 80.4%, higher than the 78.8% reported as of June 30, 2024.

Breakdown of deposits

S/ million	Jun-24	Mar-25	Jun-25	%chg Jun-25/ Mar-25	%chg Jun-25/ Jun-24
By customer service:
Retail	25,304.0	26,029.9	26,017.6	(0.0)%	2.8%
Commercial	15,117.5	15,277.1	16,477.1	7.9%	9.0%
Institutional	7,580.6	8,878.3	9,061.3	2.1%	19.5%
Other	470.8	488.3	480.0	(1.7)%	1.9%
Total	48,472.9	50,673.7	52,036.0	2.7%	7.4%
By type:
Demand	12,257.2	12,896.6	13,358.6	3.6%	9.0%
Savings	18,796.0	19,262.7	19,911.3	3.4%	5.9%
Time	17,414.1	18,498.0	18,759.4	1.4%	7.7%
Other	5.6	16.5	6.6	(60.0)%	17.0%
Total	48,472.9	50,673.7	52,036.0	2.7%	7.4%

Market share in deposits

	2Q24	1Q25	2Q25	bps QoQ	bps YoY
Retail deposits	15.0%	14.5%	14.5%	0	-50
Commercial deposits	12.3%	12.4%	13.0%	60	70
Total deposits	13.6%	13.4%	13.7%	30	10

NET INTEREST AND SIMILAR INCOME

Net interest and similar income

S/ million	2Q24	1Q25	2Q25	%chg QoQ		%chg YoY
Interest and similar income	1,484.4	1,442.2	1,450.5	0.6%		(2.3)%
Interest and similar expense	(559.4)	(497.9)	(510.9)	2.6%		(8.7)%
Net interest and similar income	925.0	944.3	939.6	(0.5)%		1.6%
NIM	5.2%	5.2%	5.1%	-10	bps	-10	bps

Interest and similar income

Interest and similar income	2Q24	1Q25	2Q25	%chg QoQ		%chg YoY
Interest and similar income
Due from banks and inter-bank funds	80.3	80.2	76.2	(4.9)%		(5.0)%
Financial investments	142.9	140.2	132.6	(5.4)%		(7.2)%
Loans	1,261.2	1,221.8	1,241.6	1.6%		(1.6)%
Total Interest and similar income	1,484.4	1,442.2	1,450.5	0.6%		(2.3)%
Average interest-earning assets	70,534.1	72,710.7	73,764.8	1.4%		4.6%
Average yield on assets (annualized)	8.4%	7.9%	7.9%	0	bps	-50	bps

Interest and similar expense

Interest and similar expense	2Q24	1Q25	2Q25	%chg QoQ		%chg YoY
Interest and similar expense
Deposits and obligations	(381.6)	(320.9)	(325.1)	1.3%		(14.8)%
Due to banks and correspondents and inter-bank funds	(114.4)	(96.4)	(98.2)	1.8%		(14.2)%
Bonds, notes and other obligations	(63.4)	(80.6)	(87.6)	8.7%		38.0%
Total Interest and similar expense	(559.4)	(497.9)	(510.9)	2.6%		(8.7)%
Average interest-bearing liabilities	61,485.8	62,889.7	63,856.9	1.5%		3.9%
Average cost of funding (annualized)	3.6%	3.2%	3.2%	0	bps	-40	bps

QoQ Performance

Net interest and similar income decreased 0.5% QoQ, with NIM decreasing by 10pbs, in line with an increase in the average interest-earning assets.

Risk-adjusted NIM increased by 10bps QoQ, in line with a lower cost of risk, which in turn is due to a better payment behavior and a shift in the composition of the loan portfolio.

Net interest and similar income increase was mainly explained by a 1.6% increase in interest on loans, partially offset by decreases of 7.2% in interest on financial investments and 5.0% interest on due from banks and inter-bank funds.

Interest on loans increased S/ 19.8 million QoQ, or 1.6%, explained by a 1.2% increase in the average volume, while the average yield remained stable.

The higher average volume of loans was attributed to a 3.6% increase in commercial loans and 1.1% increase in retail loans. In the commercial portfolio, average loans increased mainly in trade finance loans, working capital loans and in leasing operations. In the retail portfolio, the average balances of mortgages showed an increase of 1.8%, credit cards and payroll deductible loans also increased, partially offset by a slight decrease in personal loans.

Interest on financial investments decreased S/ 7.6 million QoQ, or 5.4%, explained by a decrease of 50 basis points in the average yield, in turn related to higher dividends received in the previous quarter, partially offset by an increase of 4.0% in the average volume.

Interest on due from banks and inter-bank funds decreased S/ 4.0 million QoQ, or 4.9%, explained by a decrease in the average yield of 20 basis points, related to 25bps lower soles reference rate.

The nominal average yield on interest-earning assets remained stable at 7.9%.

The higher interest and similar expense was due to increases of 1.3% in interest on deposits and obligations, 1.8% in interest on due to banks and correspondents, and 8.7% increase in bonds, notes and other obligations.

Interest on deposits and obligations increased S/ 4.2 million QoQ, or 1.3% explained by a 0.9% increase in the average volume, while the average cost remained stable. By currency, the average balance of soles-denominated deposits increased 1.0% while average dollar-denominated deposits decreased 0.5%.

Interest on due to banks and correspondents increased S/ 1.8 million QoQ, or 1.8%, explained by a 50 bps increase in the average cost, partially offset by a 23.0% decrease in the average volume.

Bonds, notes, and other obligations showed an increase of 8.7%, or S/ 7.0 million, which was mostly explained by an increase of 9.0% in the average volume. The effect is related to the issuance of a subordinated bond in international markets for US$350 million.

As a result, the average cost of funding remained stable at 3.2% in 2Q25 compared to 1Q25, and net interest margin was 5.1% in 2Q25, 10 basis points lower than the 5.2% of the 1Q25.

YoY Performance

Net interest and similar income increased by 1.6% YoY, with NIM decreasing by 10pbs, in line with an increase in the average interest-earning assets.

Risk-adjusted NIM increased by 80bps YoY, in line with a lower cost of risk, which in turn is due to a better payment behavior and a shift in the composition of the loan portfolio.

Net interest and similar income reduction was mainly explained by decreases of 7.2% in interest on financial investments, 5.0% in interest on due from banks and inter-bank funds, and 1.6% in interest on loans.

Interest on financial investments decreased S/ 10.3 million YoY, explained by 20 basis point reduction in the average yield, in line with the downward trend of the central bank reference rate, as well as a 3.0% decrease in the average volume.

Interest on due from banks and inter-bank funds decreased S/ 4.0 million, mostly due to a 50 basis point reduction in the average yield, partially offset by an 11.2% increase in the average volume.

Interest on loans decreased S/ 19.6 million YoY, explained by 70 basis point reduction in the average yield, associated with a loan mix shift towards lower risk products. This was partially offset by a 5.0% increase in the average volume.

The higher average volume of loans was attributed to growth of 11.8% in commercial loans, partially offset by a decrease of 0.6% in retail loans. In the commercial portfolio, average volumes grew due to increases of 30.4% in trade finance loans, 5.8% in working capital loans, as well as 5.3% in leasing operations. In the retail portfolio, average volumes lowered due to 5.2% decrease in total consumer loans, partially compensated by a 7.1% increase in mortgages.

The nominal average yield on interest-earning assets lowered 50 basis points to 7.9% in 2Q25, from 8.4% in 2Q24.

The higher interest and similar expense was due to an increase of 38.0% in bonds, notes and other obligations. This effect was partially offset by a decrease of 14.8% in deposits and obligations and 14.2% in due to bank and correspondents.

Interest on bonds, notes and other obligations increased S/ 24.2 million YoY, or 38.0%, mainly explained by a 31.0% increase in the average volume, as well as a 30 basis points increase in the average cost. This impact was associated to the issuance of $ 350 million subordinated bond in January 2025.

The decrease in interest on deposits and obligations was explained by 70 basis point decrease in the average cost, from 3.2% in 2Q24 to 2.5% in 1Q25, which reflects the impacts of the efficient and short-term funding policy of the bank, as well as the 125bps reduction in the central bank reference rate. This effect was partially compensated by a 6.4% increase in the average volume. By currency, average balances of soles-denominated deposits grew 7.3% while dollar-denominated deposits grew 4.7%.

Interest on due to banks and correspondents decreased mainly as a result of 23.0% reduction in the average volume.

As a result, the average cost of funding decreased 40 basis points from 3.6% in 2Q24 to 3.2% in 2Q25; and net interest margin was 5.1% in 2Q25, 10 basis point lower than the 5.2% of the 2Q24.

IMPAIRMENT LOSS ON LOANS, NET OF RECOVERIES

Impairment loss on loans, net of recoveries, decreased 10.0% QoQ.

The quarterly performance was explained by lower provision requirements in the commercial loan book. This effect was partially offset by higher provision requirements in the retail loan book, which showed increases in provision expenses for consumer loans and payroll deductible loans.

The S3 NPL ratio remained stable at the level of 2.5%. The cost of risk remains at low levels at 2.5% in 2Q25, lower than the 2.8% of 1Q25(2.5% excluding Telefonica effect). The S3 NPL coverage ratio was 141.0% as of June 30, 2025, lower than the 142.4% registered as of March 31, 2025, within our risk appetite.

Impairment loss on loans, net of recoveries decreased 34.9% YoY. The yearly performance was explained by lower provision requirements in the retail loan book, in turn related to a better payment behavior in consumer loans and mortgages, as well as a shift in the composition of the loan book towards lower risk segments. In the commercial portfolio, the provision reduction was led by lower requirements in the corporate and mid-sized companies.

The S3 NPL ratio decreased YoY, from 3.2% in 2Q24 to 2.5% in 2Q25. The cost of risk remains at low levels at 2.5% in 2Q25, 150 basis points lower than in 2Q24. The S3 NPL coverage ratio was 141.0% as of June 30, 2025, higher than the 132.6% and as of June 30, 2024, within our risk appetite.

The quarterly performance was mainly driven by a 70-bps decrease in the commercial cost of risk (CoR), partially offset by a slight increase in retail CoR to 4.2%, bringing the overall banking CoR down to 2.5%. YoY performance reflected continued improvement, as consumer CoR fell by 300 bps, underscoring ongoing enhancements in credit quality.

Total NPLs increased 0.5% QoQ, reaching S/ 1,224 million in 2Q25. The quarterly improvement was mainly driven by a 10 bps decrease in the commercial NPL ratio, from 1.7% in 1Q25 to 1.6% in 2Q25. Moreover, the commercial NPL coverage ratio increased by 6.8%, reaching 89.9% in 2Q25. However, retail coverage declined by 7.4% QoQ, from 170.9% to 163.5%. This resulted in a slight decline in total banking coverage from 142.4% to 141.0%.

Total NPLs decreased by 19.5% YoY, NPL ratio improved to 2.5% in 2Q25. The yearly improvement was the result of an 80-bps decline in the commercial NPL ratio and a 60-bps improvement in the retail NPL ratio. The S3 NPL ratio declined by 70 bps, from 3.2% to 2.5% YoY. This effect was also reflected in the coverage ratio, which improved by 8.4% in the total banking segment. The significant increase in the commercial segment’s coverage ratio, from 67.7% to 89.9%, supported the overall performance.

Impairment loss on loans, net of recoveries

Impairment loss on loans, net of recoveries	2Q24	1Q25	2Q25	%chg QoQ		%chg YoY
Impairment loss on loans, net of recoveries	(474.0)	(342.8)	(308.5)	(10.0)%		(34.9)%
Impairment loss on loans/average gross loans	4.0%	2.8%	2.5%	-30	bps	-150	bps
S3 NPL ratio (at end of period)	3.2%	2.5%	2.4%	-10	bps	-80	bps
S3 NPL coverage ratio (at end of period)	132.6%	142.4%	141.0%	-140	bps	n.m.
Impairment allowance for loans	2,003.0	1,719.7	1,711.9	(0.5)%		(14.5)%

FEE INCOME FROM FINANCIAL SERVICES, NET

Net fee income from financial services showed S/ 0.1 million increase QoQ, mainly explained by higher commissions from credit card services, partially offset by lower commissions from banking services. These effects were partially compensated by a S/ 7.9 million growth in total expenses QoQ.

Net fee income from financial services increased S/ 17.9 million YoY, or 9.2%, mainly due to higher commissions from credit card services, commissions from banking services, and fees from maintenance and mailing of accounts. This increase is related to an increase in transactional activity from our consumers. These effects were partially offset by an increase of S/ 4.5 million in total expenses YoY.

Fee income from financial services, net

Fee income from financial services, net	2Q24	1Q25	2Q25	%chg QoQ	%chg YoY
Income
Commissions from credit card services	105.3	109.5	110.8	1.2%	5.2%
Commissions from banking services	84.4	97.6	89.4	(8.4)%	5.9%
Maintenance and mailing of accounts, transfer fees and commissions on debit card services	80.7	81.8	81.8	0.1%	1.4%
Fees from indirect loans	16.3	16.3	16.8	3.2%	3.0%
Collection services	13.9	13.3	12.6	(4.9)%	(9.0)%
Other	7.3	10.7	9.9	(7.5)%	35.5%
Total income	307.9	329.1	321.3	(2.4)%	4.4%
Expenses
Insurance	(17.4)	(16.4)	(15.6)	(4.3)%	(10.0)%
Fees paid to foreign banks	(6.7)	(6.7)	(6.6)	(0.6)%	(1.6)%
Other	(88.6)	(93.1)	(86.0)	(7.6)%	(2.9)%
Total expenses	(112.8)	(116.2)	(108.3)	(6.7)%	(4.0)%
Fee income from financial services, net	195.1	212.9	213.0	0.0%	9.2%

OTHER INCOME

Other income decreased S/ 9.0 million QoQ, mainly explained by lower net gain on foreign exchange transactions and extraordinary concepts, partially offset by higher net gain on sale of financial investments.

Other income increased by S/ 19.0 million YoY, mainly driven by a higher net gain on financial investments, primarily due to gains on local bonds. The increase also reflects income from the sale of property, as well as higher results from foreign exchange transactions.

Other income

Other income	2Q24	1Q25	2Q25		%chg QoQ	%chg YoY
Net gain on foreign exchange transactions and on financial assets at fair value through profit or loss	111.0	115.7	115.8	(1)	0.1%	4.3%
Net gain on sale of financial investments	2.4	11.4	12.2		7.0%	n.m.
Other	15.1	29.4	19.5		(33.7)%	29.1%
Total other income	128.5	156.5	147.5		(5.8)%	14.8%

OTHER EXPENSES

Other expenses increased S/ 43.2 million QoQ, or 8.1%, due to an increase of S/ 10.8 million, or 5.1%, in technology expenses, as well as higher salaries and employee benefits.

Other expenses increased S/ 49.2 million YoY, or 9.6%, due an increase of S/ 24.4 million, or 12.5%, in technology expenses and higher salaries and employee benefits.

Other expenses

Other expenses	2Q24	1Q25	2Q25	%chg QoQ		%chg YoY
Salaries and employee benefits	(155.8)	(181.9)	(191.0)	5.0%		22.6%
Administrative expenses	(264.3)	(255.7)	(280.7)	9.8%		6.2%
Depreciation and amortization	(75.2)	(72.6)	(78.1)	7.7%		3.9%
Other	(19.4)	(11.4)	(14.0)	23.2%		(27.7)%
Total other expenses	(514.7)	(521.6)	(563.9)	8.1%		9.6%
Efficiency ratio	39.7%	38.8%	42.3%	350	bps	260	bps

REGULATORY CAPITAL

The bank’s total capital ratio stood at 16.9% as of 2Q25, below the 17.2% reported in 1Q25 and above the 15.0% recorded in 2Q24.

Core Equity Tier 1 (CET1) stood at 11.7%, slightly above the 11.6% registered in 1Q25 as a result of the application of 2024 profits and higher than the 11.2% reported in 2Q24.

Both ratio are significantly exceeding their limits plus additional buffers and capital allocated to cover additional risks, as required by the SBS.

In December 2022, the Superintendencia de Banca, Seguros y AFP (SBS) issued Resolution No. 03952-2022, establishing that starting March 1, 2023, the global limit would remain at 8.5%, following a progressive adjustment schedule until March 2024, when the limit would increase to 10.0%. This deadline was later modified by subsequent resolutions, with Resolution No. 274-2024, published in January 2024, being the latest valid modification. This resolution set the final implementation deadline for the global limit to March 2025.

As of 2Q25, risk-weighted assets (RWA) increased by 4.6% QoQ, mainly due to higher capital requirements for credit risk. The higher RWA for credit risk was the result of an increase in loans. Meanwhile, regulatory capital increased 2.5% QoQ, attributed to the growth in net profit and an improvement in unrealized results.

The YoY movement in regulatory capital was mainly the result of the application of profits from the 2024 financial year, profit for 2025, the issuance of subordinated bonds, and an improvement in the unrealized result of the available-for-sale investment portfolio.

The annual increase in the capital ratio was explained by an 18.2% growth in total regulatory capital, which offset the 5.0% increase in RWA. The RWA growth was the result of higher capital requirements for credit risk, mainly due to an increase in loans, partially offset by lower RWA for other assets.

Regulatory capital

Regulatory capital	Jun-24	Mar-25	Jun-25	%chg Jun-25/ Mar-25		%chg Jun-25/ Jun-24
Tier I capital	7,282.9	7,567.2	7,932.8	4.8%		8.9%
Tier II capital	2,412.3	3,617.6	3,537.8	(2.2)%		46.7%
Total regulatory capital	9,695.2	11,184.8	11,461.6	2.5%		18.2%
Risk-weighted assets (RWA)	64,741.7	65,006.0	67,973.0	4.6%		5.0%
Total capital ratio	15.0%	17.2%	16.9%	-30	bps	190	bps
Tier I capital / RWA	11.2%	11.6%	11.7%	10	bps	50	bps
CET1	11.2%	11.6%	11.7%	10	bps	50	bps

(1)
Under the new SBS regulation on solvency, in effect from January 1st, 2023 onwards, CET1 is part of the Total capital ratio, in line with Basel III guidelines.

Interseguro

SUMMARY

Interseguro’s profits reached S/ 80.9 million in 2Q25, a quarterly decrease of S/ 11.5 million, or 12.4%, and an increase of S/ 2.4 million, or 3.0%, compared to 2Q24.

The quarterly decrease was mainly explained by decreases of S/ 31.9 million in net interest and similar income due to a lower inflation rate reducing inflation-linked interest income, S/ 23.8 million in other income mostly related to higher real estate valuation gains in 1Q25, and S/ 15.9 million in insurance results driven by adjustments in Individual Life technical reserves. These effects were partially offset by a S/ 58.6 million increase from the impairment of financial investments related to Telefonica del Peru in 1Q25.

The annual performance in net profit was mainly explained by increases of S/ 31.0 million in translation result due to a net position in PEN with a stronger currency, and S/ 7.3 million in net interest and similar income due to higher income from fixed-income securities. These effects were partially offset, mainly by a S/ 12.6 million decrease in insurance results (again, driven by adjustments in Individual Life reserves) and a S/ 8.2 million reduction in other income related to FX impacts in real estate valuations.

As a result, Interseguro’s ROE was 47.5% for 2Q25 compared to the 58.3% and 58.5% registered in 1Q25 and 2Q24respectively.

Insurance Segment’s P&L Statement

S/ million	2Q24	1Q25	2Q25	%chg QoQ	%chg YoY
Interest and similar income	205.9	258.2	221.0	(14.4)%	7.3%
Interest and similar expenses	(36.4)	(49.5)	(44.1)	(10.8)%	21.2%
Net interest and similar income	169.5	208.7	176.8	(15.3)%	4.3%
Recovery (loss) due to impairment of financial investments	6.1	(59.0)	(0.4)	(99.3)%	n.m.
Net interest and similar income after impairment loss	175.6	149.8	176.4	17.8%	0.5%
Fee income from financial services, net	(2.5)	(3.2)	(3.2)	1.2%	26.2%
Insurance results	(18.1)	(14.8)	(30.7)	n.m.	69.2%
Other income	45.0	60.6	36.8	(39.2)%	(18.3)%
Other expenses	(100.2)	(114.0)	(108.2)	(5.2)%	8.0%
Income before translation result and income tax	99.7	78.3	71.1	(9.2)%	(28.7)%
Translation result	(21.2)	14.1	9.8	(30.4)%	n.m.
Profit for the period	78.5	92.4	80.9	(12.4)%	3.0%
ROE	58.5%	58.3%	47.5%
Efficiency ratio	13.5%	11.2%	12.0%

RESULTS FROM INVESTMENTS

Results from Investments (1)

S/ million	2Q24	1Q25	2Q25	%chg QoQ	%chg YoY
Interest and similar income	205.9	258.2	221.0	(12.4)%	3.0%
Interest and similar expenses	(22.9)	(20.0)	(21.7)	8.5%	(5.1)%
Net interest and similar income	183.0	238.2	199.3	(16.4)%	8.9%
Recovery (loss) due to impairment of financial investments	6.1	(59.0)	(0.4)	(99.3)%	n.m.
Net Interest and similar income after impairment loss	189.1	179.3	198.8	10.9%	5.1%
Net gain (loss) on sale of financial investments	5.9	4.9	8.0	63.3%	36.4%
Net gain (loss) on financial assets at fair value through profit or loss	(12.2)	1.4	12.5	n.m.	n.m.
Rental income	17.7	18.4	19.1	3.8%	8.1%
Gain on sale of investment property	(3.2)	0.0	0.0	n.m.	n.m.
Valuation gain (loss) from investment property	33.9	33.7	(5.6)	n.m.	n.m.
Other(1)	(4.9)	(5.1)	(3.1)	(39.4)%	(37.4)%
Other income	37.2	53.3	31.0	(41.9)%	(16.7)%
Results from investments	226.3	232.6	229.8	(1.2)%	1.6%

(1)
Only includes transactions related to investments.

NET INTEREST AND SIMILAR INCOME

Net interest and similar income related to investments was S/ 199.3 million in 2Q25, a decrease of S/ 38.9 million QoQ, or 16.4%, and an increase of S/ 16.3 million YoY, or 8.9%.

The quarterly performance was mainly explained by a decrease of S/ 37.2 million in interest and similar income due to extraordinary dividends received in 1Q25 and reduced interest from inflation-indexed bonds.

On the other hand, the improvement in the yearly performance was mainly due to an increase of S/ 15.1 million in interest and similar income related to higher interests from inflation-indexed bonds.

RECOVERY (LOSS) DUE TO IMPAIRMENT OF FINANCIAL INVESTMENTS

Recovery due to impairment of financial investments was S/ 0.4 million in 2Q25, mostly related to accrued interests and impaired bond payments. By comparison, a loss of S/ 59.0 million was recorded as impairment in 1Q25 related to Telefonica del Peru.

OTHER INCOME

Other income related to investment was S/ 31.0 million in 2Q25, a decrease of S/ 22.3 million QoQ and a decrease of S/ 6.2 million YoY.

The quarterly decrease was explained by a reduction of S/ 39.3 million in valuation gain from investment property due to a lower discount rate in 1Q25, partially offset by a higher gain on financial assets at fair value through profit of S/ 11.1 million and a higher gain of S/ 3.1 million on sale of financial investments.

The annual decrease also reflects a S/ 39.5 million lower valuation gain from investment property, mainly due to FX fluctuations, partially offset by a S/ 24.7 million gain on financial assets at fair value through profit.

INSURANCE RESULTS

Insurance Results

S/ million	2Q24	1Q25	2Q25	%chg QoQ	%chg YoY
Annuities	(123.4)	(123.0)	(122.6)	(0.4)%	(0.7)%
Individual Life	36.6	43.4	25.8	(40.5)%	(29.5)%
Retail insurance	68.7	64.9	66.1	1.8%	(3.8)%
Insurance Results	(18.1)	(14.8)	(30.7)	107.7%	69.2%

Insurance results decreased S/ 15.7 million QoQ mostly due to a reduction of S/ 17.6 million in individual life, partially offset by increases of S/ 0.4 million in annuities, and S/ 1.2 million in retail insurance.

The quarterly reduction in individual life was mainly due to a S/ 17.9 million in VFA technical reserve adjustment. This effect was partially offset by lower claims from the DNS portfolio in annuities, and an adjustment of reserve parameters in 1Q25 in retail insurance.

Insurance results decreased S/ 12.6 million YoY, mostly due to reductions of S/ 10.8 million in individual life and S/ 2.6 million in retail insurance, partially offset by an increase of S/ 0.8 million in annuities.

The reduction in individual life was mainly due to VFA technical reserve adjustment. Also, in retail insurance, the decrease was due to a higher number of non-profitable new policies. These effects were partially offset by an increase in annuities, mostly related to the adquisition of a DNS portfolio.

CSM Stock increased 5.1% QoQ and 16.7% YoY. The quarterly performance was driven by new individual life profitable contracts issued in 2Q25, mainly sold by digital channels. In contrast, the yearly performance shows a decrease in credit life CSM mainly due to a one-time adjustment related to lapsed policies.

OTHER EXPENSES

Other Expenses

S/ million	2Q24	1Q25	2Q25	%chg QoQ	%chg YoY
Salaries and employee benefits	(30.7)	(33.9)	(32.6)	(3.7)%	6.1%
Administrative expenses	(17.5)	(19.8)	(19.6)	(0.9)%	12.3%
Depreciation and amortization	(5.4)	(5.4)	(4.4)	(19.7)%	(19.5)%
Expenses related to rental income	(3.6)	(4.7)	(2.9)	(38.9)%	(19.7)%
Other	(43.0)	(50.2)	(48.7)	(3.1)%	13.2%
Other expenses	(100.2)	(114.0)	(108.2)	(5.2)%	8.0%

Other expenses decreased by S/ 5.8 million QoQ, or 5.2%, and increased S/ 8.0 million YoY, or 8.0%.

Inteligo

SUMMARY

Inteligo’snet profit was S/ 117.0 million in 2Q25, representing an improvement of S/ 79.5 million QoQ and S/ 110.7 million YoY.

The quarterly performance was mainly attributable to mark-to-market profits on proprietary portfolio investments, which increased by S/ 89.4 million QoQ, and an increase of S/ 3.6 million in fee income from financial services. These increases were partially offset by a S/ 8.2 million rise in other expenses, primarily due to higher personnel-related costs.

The annual performance was also mainly attributable to mark-to-market profits on proprietary portfolio investments, which increased by S/ 123.8 million YoY, as well as a S/ 7.2 million increase in fee income from financial services, primarily due to higher revenues from our local mutual funds subsidiary.

From a business development perspective, Inteligo’s client acquisition efforts continued to yield positive results in terms of new account openings and growth in assets under management (AUM) in both private wealth management and mutual funds. As a result, Inteligo’s AUM grew by 3.5% QoQ (-0.1% adjusted for exchange rate effects) and 13.9% YoY (5.3% adjusted for exchange rate effects) as of June 30, 2025.

Inteligo’s return on equity (ROE) stood at 43.9% in 2Q25, significantly higher than 14.2% reported in 1Q25.

Wealth Management Segment’s P&L Statement

S/ million	2Q24	1Q25	2Q25	%chg QoQ	%chg YoY
Interest and similar income	44.3	40.6	43.1	6.3%	(2.6)%
Interest and similar expenses	(27.2)	(23.8)	(25.3)	6.1%	(7.1)%
Net interest and similar income	17.1	16.7	17.8	6.5%	4.5%
Impairment loss of loans, net of recoveries	(0.3)	(0.2)	0.2	n.m.	n.m.
Recovery (loss) due to impairment of financial investments	(0.3)	0.1	(0.2)	n.m.	(18.8)%
Net interest and similar income after impairment loss	16.5	16.6	17.8	7.7%	8.0%
Fee income from financial services, net	42.4	46.0	49.6	7.8%	17.0%
Other income	(12.1)	22.3	22.3	n.m.	n.m.
Other expenses	(38.4)	(39.2)	(47.4)	21.0%	23.4%
Income before translation result and income tax	8.4	45.7	131.7	n.m.	n.m.
Translation result	0.8	0.4	2.2	n.m.	n.m.
Income tax	(2.9)	(8.6)	(16.9)	96.6%	n.m.
Profit for the period	6.3	37.5	117.0	n.m.	n.m.
ROE	2.7%	14.2%	43.9%
Efficiency ratio	81.1%	45.4%	25.6%

ASSETS UNDER MANAGEMENT & DEPOSITS

AUM reached US$ 7,766 million in 2Q25, a US$ 262 million or 3.5% increase QoQ, mostly explained by inflows in mutual funds and private wealth management.

Client deposits were S/ 3,322 million in 2Q25, a S/ 124 million or 3.7% increase QoQ.

AUM reached US$ 7,766 million in 2Q25, a US$ 949 million or 13.9% increase YoY, mostly explained by inflows in mutual funds and private wealth management.

Client deposits were S/ 3,322 million in 2Q25, a S/ 1 million increase YoY.

NET INTEREST AND SIMILAR INCOME

Net interest and similar income

S/ million	2Q24	1Q25	2Q25	%chg QoQ	%chg YoY
Interest and similar income
Due from banks and inter-bank funds	7.3	3.3	4.3	29.7%	(40.8)%
Financial Investments	13.5	14.5	15.5	6.6%	14.3%
Loans	23.4	22.7	23.3	2.7%	(0.5)%
Total interest and similar income	44.3	40.6	43.1	6.3%	(2.6)%
Interest and similar expenses
Deposits and obligations	(25.5)	(21.7)	(23.1)	6.6%	(9.4)%
Due to banks and correspondents	(1.7)	(2.1)	(2.2)	1.3%	27.7%
Total interest and similar expenses	(27.2)	(23.8)	(25.3)	6.1%	(7.1)%
Net interest and similar income	17.1	16.7	17.8	6.5%	4.5%

Net interest and similar income was S/ 17.8 million in 2Q25, a S/ 1 million, or 6.5% QoQ, mainly explained by higher interest in financial investments and due from banks and inter-bank funds.

Net interest and similar income increased S/ 0.7 million YoY, or 4.5%, mainly because of higher interest income in financial investments and lower interest expenses in deposits and obligations.

FEE INCOME FROM FINANCIAL SERVICES

Fee income from financial services, net

S/ million	2Q24	1Q25	2Q25	%chg QoQ	%chg YoY
Income
Brokerage and custody services	3.7	4.7	5.3	13.5%	42.9%
Funds management	39.0	41.8	44.8	7.1%	14.7%
Total income	42.7	46.5	50.1	7.8%	17.1%
Expenses
Brokerage and custody services	(0.2)	(0.2)	(0.3)	37.3%	55.5%
Others	(0.2)	(0.3)	(0.2)	(18.4)%	22.5%
Total expenses	(0.4)	(0.5)	(0.5)	6.3%	39.4%
Fee income from financial services, net	42.4	46.0	49.6	7.8%	17.0%

Net fee income from financial services was S/ 49.6 million in 2Q25, a S/ 3.6 million increase, or 7.8% QoQ, mainly explained by higher fees from funds management. This was explained by asset under management growth in private wealth management.

On a YoY basis, net fee income from financial services increased S/ 7.2 million YoY, or 17.0%, due to higher fees from funds management.

OTHER INCOME

Other income

S/ million	2Q24	1Q25	2Q25	%chg QoQ	%chg YoY
Net gain on sale of financial investments	(2.1)	(2.3)	0.6	n.m.	n.m.
Net trading gain (loss)	(9.0)	29.3	113.2	n.m.	n.m.
Other	(1.1)	(4.6)	(2.2)	(53.4)%	n.m.
Total other income	(12.1)	22.3	111.7	n.m.	n.m.

Other income reached S/ 111.7 million in 2Q25, an increase of S/ 89.4 million QoQ, due to positive mark-to-market valuations on proprietary portfolio investments.

Other income reached S/ 111.7 million in 2Q25, an increase of S/ 123.8 million YoY, due to positive mark-to-market valuations on proprietary portfolio investments.

OTHER EXPENSES

Other expenses

S/ million	2Q24	1Q25	2Q25	%chg QoQ	%chg YoY
Salaries and employee benefits	(23.8)	(24.5)	(31.0)	26.5%	30.3%
Administrative expenses	(11.9)	(12.0)	(12.9)	8.0%	8.3%
Depreciation and amortization	(2.2)	(2.1)	(2.0)	(2.9)%	(10.5)%
Other	(0.4)	(0.7)	(1.5)	n.m.	n.m.
Total other expenses	(38.4)	(39.2)	(47.4)	21.0%	23.4%
Efficiency ratio	81.1%	45.4%	25.6%

Other expenses reached S/ 47.4 million in 2Q25, an increase of S/ 8.2 million or 21.0% QoQ, mainly due to salaries and employee benefits.

Other expenses reached S/ 47.4 million in 2Q25, an increase of S/ 9.0 million or 23.4% YoY, mainly due to salaries and employee benefits.

STRATEGY

We aim to become a leading digital platform with profitable growth. IFS has demonstrated solid recovery, with a net income 3.2 times larger than the same period last year, achieving an ROE of 20.7% in the 2Q25.

We strive to build primary banking relationships by placing the customer at the center of our decisions and offering the best digital experience. As a result, NPS for retail banking stands at 54, and our retail digital clients are more than 80%.

We continue to focus on our key businesses, maintaining a significant market share in consumer banking loans around 20%, ranking second in the market. Retail deposits are around 15%, ranking third in the market, and commercial banking holds approximately an 11% market share, growing its relevance in the market. In annuities, we are the leader with over a 30% market share. Finally, in wealth management, AUMs continue to grow at double-digit rates, reaching 14% YoY and surpassing previous highs.

We continue to strengthen our position as a digital bank. In the first half of 2025, our banking customer base grew 5.2% YoY. Our digital transformation strategy continues to show positive momentum, with the share of retail digital customers increasing YOY from 80% to 83% . Digital self-service usage among retail clients remained stable QoQ but improved to 78% in the last year. Additionally, retail digital sales rose to 71% of retail sales.

We continue to see strong performance in our payment's ecosystem with Plin and Izipay. Plin active users grew 13% YoY, while Plin transactions rose by 1.5x YoY. Izipay also continued to expand, with transaction volumes increasing 12% YoY and IzipayYa volumes growing 1.7x. Despite a slight decline QoQ, synergies between Izipay and Interbank improved compared to the previous year, reinforcing our integrated payments strategy. As a result, cash flows directed to Interbank accounts through Izipay increased by 15%; as well as an increase of more than 40% in the floats of merchants and more than 50% in the float from micro merchants.

STRATEGIC KPIS

Banking & Payments KPIs

	2Q24	1Q25	2Q25
Digital Metrics
% Digital customers retail	80	82	83
% Digital customers commercial	71	72	74
% Digital self-service retail	77	78	78
% Digital sales retail	68	70	71
NPS Retail (points)	61	58	54
Transactional Metrics
IBK Plin transactions (millions) (*)	105	141	162
Izipay Transaction volume (S/ MM)	15,371	17,113	17,259
IBK share of Izipay transaction flows (%)	38	40	39
(*) Sent transactions

Banking & Payments

We continue to strengthen our position as a digital bank. In the first half of 2025, our banking customer base grew 5.2% YoY. Our digital transformation strategy continues to show positive momentum, with the share of retail digital customers increasing YoY from 80% to 83% . Digital self-service usage among retail clients remained stable QoQ but improved to 78% in the last year. Additionally, retail digital sales rose to 71% of retail sales.

We continue to see strong performance in our payment's ecosystem with Plin and Izipay. Plin active users grew 13% YoY, while Plin transactions rose by 1.5x YoY. Izipay also continued to expand, with transaction volumes increasing 12% YoY and IzipayYa volumes growing 1.7x. Despite a slight decline QoQ, synergies between Izipay and Interbank improved compared to the previous year, reinforcing our integrated payments strategy. As a result, cash flows directed to Interbank accounts through Izipay increased by 15%; as well as an increase of more than 40% in the floats of merchants and more than 50% in the float from micro merchants.

Insurance & Wealth Management KPIs

	2Q24	1Q25	2Q25
Insurance
Digital insurance premiums (S/ thousands)	21.2	28.1	28.0
% Digital Self-Service	65.8	68.6	68.8
Wealth Management
% Interfondos digital transactions	50.2	53.6	54.3
% Interfondos digital users	22.7	27.7	28.8
% Digital transactions SAB	30.2	34.1	35.6

Insurance

In the insurance segment, digital adoption continued to accelerate in 2Q25. The share of digital self-service reached 68.8%, up from 65.8% in 2Q24 and 68.6% in 1Q25, reflecting stronger engagement with online channels.

As a result of this growing digital penetration, digital insurance premiums rose to S/ 28.0 millions in 2Q25, continuing the positive trajectory observed in prior periods. This performance highlights the company’s ongoing efforts to enhance customer experience and streamline product distribution through digital platforms.

Wealth Management

In the wealth management segment, digital engagement continued to strengthen during 2Q25. Interfondos’ digital users accounted for 28.8% of total users, up from 22.7% in 2Q24. This reflects sustained momentum in client adoption of digital investment tools and advisory services.

Digital transaction penetration also improved across key platforms. In InteligoSAB (brokerage) channel, the share of digital transactions increased to 35.6%, up from 30.2% in 2Q24 and 34.1% in 1Q25.

Similarly, digital transactions in Interfondos(IF) reached 54.3%, continuing their upward trend from 50.2% and 53.6% in prior periods. These results underscore the growing preference among clients for seamless and fully digital investment experiences.

Intercorp Financial Services Inc. and Subsidiaries

Interim consolidated financial statements as of June 30, 2025, December 31, 2024 and for the six-month period ended June 30, 2025 and 2024

Intercorp Finalncial Services Inc. and Subsidiaries

Interim consolidated financial statements as of June 30, 2025, December 31, 2024 and for the six-month period ended June 30, 2025 and 2024

Content

Interim consolidated financial statements

Interim consolidated statement of financial position	3

Interim consolidated statement of income	4

Interim consolidated statement of other comprehensive income	5

Interim consolidated statement of changes in equity	6

Interim consolidated statement of cash flows	7

Notes to the interim consolidated financial statements	9

Intercorp Financial Services Inc. and Subsidiaries

Interim consolidated statement of financial position

As of June 30, 2025 and December 31, 2024

	Note	30.06.2025	31.12.2024
		S/(000)	S/(000)
Assets
Cash and due from banks	4(a)
Non-interest bearing		3,152,873	4,021,880
Interest bearing		9,034,631	7,973,580
Restricted funds		933,759	619,766
		13,121,263	12,615,226
Inter-bank funds	4(e)	53,136	220,060
Financial investments	5	27,747,435	26,857,925
Loans, net:	6
Loans, net of unearned interest		52,127,180	50,959,615
Impairment allowance for loans		(1,712,096)	(1,730,167)
		50,415,084	49,229,448
Investment property	7	1,443,701	1,381,788
Property, furniture and equipment, net		894,847	814,432
Due from customers on acceptances		4,967	9,163
Intangibles and goodwill, net		1,620,886	1,667,753
Other accounts receivable and other assets, net	8	2,212,836	2,670,178
Reinsurance contract assets	12	56,071	18,602
Deferred Income Tax asset, net		22,104	19,206
Total assets		97,592,330	95,503,781
Liabilities and equity
Deposits and obligations	9
Non-interest bearing		7,332,388	7,614,593
Interest bearing		47,422,815	46,153,435
		54,755,203	53,768,028
Inter-bank funds	4(e)	257,333	—
Due to banks and correspondents	10	7,335,104	7,562,057
Bonds, notes and other obligations	11	6,992,675	6,075,433
Due from customers on acceptances		4,967	9,163
Insurance and reinsurance contract liabilities	12	12,522,638	12,524,320
Other accounts payable, provisions and other liabilities	8	4,101,954	4,445,532
Deferred Income Tax liability, net		130,856	140,653
Total liabilities		86,100,730	84,525,186
Equity, net	13
Equity attributable to IFS’s shareholders:
Capital stock		1,038,017	1,038,017
Treasury stock		(405,715)	(206,997)
Capital surplus		532,771	532,771
Reserves		9,100,000	8,300,000
Unrealized results, net		(106,500)	(187,830)
Retained earnings		1,266,361	1,439,274
		11,424,934	10,915,235
Non-controlling interest		66,666	63,360
Total equity, net		11,491,600	10,978,595
Total liabilities and equity, net		97,592,330	95,503,781

The accompanying notes are an integral part of these consolidated financial statements.

Intercorp Financial Services Inc. and Subsidiaries

Interim consolidated statement of income

For the six-month period ended June 30, 2025 and 2024

	Note	30.06.2025	30.06.2024
		S/(000)	S/(000)
Interest and similar income	15	3,444,778	3,537,309
Interest and similar expenses	15	(1,149,338)	(1,290,322)
Net interest and similar income		2,295,440	2,246,987
Impairment loss on loans, net of recoveries	6(d.1) and (d.2)	(651,278)	(1,023,253)
Loss due to impairment of financial investments	5(c) and 5(d)	(59,748)	(33,937)
Net interest and similar income after impairment loss		1,584,414	1,189,797
Fee income from financial services, net	16	595,389	547,964
Net gain on foreign exchange transactions		167,500	194,313
Net gain (loss) on sale of financial investments		34,926	(829)
Net gain (loss) on financial assets at fair value through profit or loss	5(e) and 10(b)	312,188	(3,104)
Net gain on investment property	7(b)	66,222	84,081
Other income	17	67,987	49,513
		1,244,212	871,938
Result from insurance activities	18	(45,484)	(101,491)
		(45,484)	(101,491)
Other expenses
Salaries and employee benefits		(541,095)	(450,411)
Administrative expenses		(695,090)	(663,091)
Depreciation and amortization		(212,666)	(208,205)
Other expenses	17	(78,624)	(87,624)
		(1,527,475)	(1,409,331)
Income before translation result and Income Tax		1,255,667	550,913
Exchange difference		24,016	(30,617)
Income Tax	14(e)	(253,977)	(92,971)
Net profit for the period		1,025,706	427,325
Attributable to:
IFS’s shareholders		1,020,752	424,667
Non-controlling interest		4,954	2,658
		1,025,706	427,325
Earnings per share attributable to IFS’s shareholders, basic and diluted (in Soles)	19	9.058	3.710
Weighted average number of outstanding shares (in thousands)	19	112,696	114,480

The accompanying notes are an integral part of these consolidated financial statements.

Intercorp Financial Services Inc. and Subsidiaries

Interim consolidated statement of other comprehensive income

For the six-month period ended June 30, 2025 and 2024

	30.06.2025	30.06.2024
	S/(000)	S/(000)
Net profit for the period	1,025,706	427,325
Other comprehensive income that will not be reclassified to the consolidated statement of income in subsequent periods:
Loss on valuation of equity instruments at fair value through other comprehensive income	(11,893)	(2,885)
Income Tax	9,055	(1,601)
Total unrealized gain that will not be reclassified to the consolidated statement of income in subsequent periods	(2,838)	(4,486)
Other comprehensive income to be reclassified to the consolidated statement of income in subsequent periods:
Net movement of debt instruments at fair value through other comprehensive income	232,772	(181,776)
Income Tax	(2,674)	(1,529)
	230,098	(183,305)
Insurance reserves at fair value	(103,376)	393,280
Net movement of cash flow hedges	33,180	(35,401)
Income Tax	(4,525)	5,528
	28,655	(29,873)
Translation of foreign operations	(55,304)	25,858
Total unrealized gain to be reclassified to the consolidated statement of income in subsequent periods	100,073	205,960
Other comprehensive income for the period	97,235	201,474
Total comprehensive income for the period, net of Income Tax	1,122,941	628,799
Attributable to:
IFS’s shareholders	1,116,538	625,509
Non-controlling interest	6,403	3,290
	1,122,941	628,799

The accompanying notes are an integral part of these consolidated financial statements.

Intercorp Financial Services Inc. and Subsidiaries

Interim consolidated statement of changes in equity

For the six-month period ended June 30, 2025 and 2024

						Attributable to IFS’s shareholders
								Unrealized results, net
	Number of shares						Instruments that will not be reclassified to the consolidated statement of income	Instruments that will be reclassified to the consolidated statement of income
	Issued	In treasury	Capital stock	Treasury stock	Capital surplus	Reserves	Equity instruments at fair value	Debt instruments at fair value	Insurance contracts reserves	Cash flow hedges reserve	Translation of foreign operations	Retained earnings	Total	Non-controlling interest	Total equity, net
	(in thousands)	(in thousands)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Balance as of January 1, 2024	115,447	(967)	1,038,017	(84,309)	532,771	6,000,000	(64,141)	(1,293,563)	742,894	(31,933)	188,950	2,921,531	9,950,217	57,884	10,008,101
Net profit for the period	—	—	—	—	—	—	—	—	—	—	—	424,667	424,667	2,658	427,325
Other comprehensive income	—	—	—	—	—	—	(4,509)	(183,360)	392,634	(29,781)	25,858	—	200,842	632	201,474
Total comprehensive income	—	—	—	—	—	—	(4,509)	(183,360)	392,634	(29,781)	25,858	424,667	625,509	3,290	628,799
Declared dividends and paid, Note 13(a)	—	—	—	—	—	—	—	—	—	—	—	(427,369)	(427,369)	—	(427,369)
Purchase of treasury stock, Note 13(b)	—	(2)	—	(169)	—	—	—	—	—	—	—	—	(169)	—	(169)
Dividends paid to non-controlling interest of Subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	(3,067)	(3,067)
Sale of equity instruments at fair value through other comprehensive income	—	—	—	—	—	—	(18,435)	—	—	—	—	18,435	—	—	—
Others	—	—	—	—	—	—	—	—	—	—	—	(614)	(614)	(203)	(817)
Balance as of June 30, 2024	115,447	(969)	1,038,017	(84,478)	532,771	6,000,000	(87,085)	(1,476,923)	1,135,528	(61,714)	214,808	2,936,650	10,147,574	57,904	10,205,478

Balance as of January 1, 2025	115,447	(2,159)	1,038,017	(206,997)	532,771	8,300,000	(9,141)	(1,011,868)	681,595	(49,113)	200,697	1,439,274	10,915,235	63,360	10,978,595
Net profit for the period	—	—	—	—	—	—	—	—	—	—	—	1,020,752	1,020,752	4,954	1,025,706
Other comprehensive income	—	—	—	—	—	—	(3,259)	228,993	(103,224)	28,580	(55,304)	—	95,786	1,449	97,235
Total comprehensive income	—	—	—	—	—	—	(3,259)	228,993	(103,224)	28,580	(55,304)	1,020,752	1,116,538	6,403	1,122,941
Declared dividends, Note 13(a)	—	—	—	—	—	—	—	—	—	—	—	(420,096)	(420,096)	—	(420,096)
Transfer of retained earnings to reserves, Note 13(d)	—	—	—	—	—	800,000	—	—	—	—	—	(800,000)	—	—	—
Purchase of treasury stock, Note 13(b)	—	(1,727)	—	(198,718)	—	—	—	—	—	—	—	—	(198,718)	—	(198,718)
Dividends paid to non-controlling interest of Subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	(3,097)	(3,097)
Sale of equity instruments at fair value through other comprehensive income	—	—	—	—	—	—	(14,456)	—	—	—	—	14,456	—	—	—
Others	—	—	—	—	—	—	—	—	—	—	—	11,975	11,975	—	11,975
Balance as of June 30, 2025	115,447	(3,886)	1,038,017	(405,715)	532,771	9,100,000	(26,856)	(782,875)	578,371	(20,533)	145,393	1,266,361	11,424,934	66,666	11,491,600

The accompanying notes are an integral part of these consolidated financial statements.

Intercorp Financial Services Inc. and Subsidiaries

Interim consolidated statement of cash flows

For the six-month periods ended June 30, 2025 and 2024

	30.06.2025	30.06.2024
	S/(000)	S/(000)
Cash flows from operating activities
Net profit for the period	1,025,706	427,325
Plus (minus) adjustments to net profit
Impairment loss on loans, net of recoveries	651,278	1,023,253
Loss due to impairment of financial investments	59,748	33,937
Depreciation and amortization	212,666	208,205
Provision for sundry risks	3,937	9,773
Deffered Income Tax	(21,528)	79,849
Net (gain) loss on sale of financial investments	(34,926)	829
Net (gain) loss on financial assets at fair value through profit or loss	(312,188)	3,104
Net gain on valuation of investment property	(28,114)	(52,188)
Net (gain) loss on sale of investment property	(320)	3,176
Exchange difference	(24,016)	30,617
Decrease in accrued interest receivable	43,319	34,896
(Decrease) increase in accrued interest payable	(115,931)	120,095
Net changes in assets and liabilities
Net increase in loan portfolio	(1,844,436)	(2,611,009)
Net decrease (increase) in other accounts receivable and other assets	256,164	(384,543)
Net (increase) decrease in restricted funds	(313,993)	249,268
Increase in deposits and obligations	1,038,147	2,230,966
Decrease in due to banks and correspondents	(168,258)	(457,007)
(Decrease) increase in other accounts payable, provisions and other liabilities	(322,060)	877,842
Decrease (increase) of investments at fair value through profit or loss	64,369	(74,968)
Net cash provided by operating activities	169,564	1,753,420

The accompanying notes are an integral part of these consolidated financial statements.

Interim consolidated statements of cash flows (continued)

	30.06.2025	30.06.2024
	S/(000)	S/(000)
Cash flows from investing activities
Purchase of investments at fair value through other comprehensive income and at amortized cost	(753,484)	(1,159,448)
Purchase of property, furniture and equipment	(130,592)	(58,294)
Purchase of intangible assets	(81,095)	(91,729)
Purchase of investment property	(38,799)	(39,279)
Sale of investment property	—	39,176
Net cash used in investing activities	(1,003,970)	(1,309,574)
Cash flows from financing activities
Dividends paid	(420,096)	(427,369)
Issuance of securities, bonds and obligations in circulation	1,350,037	1,114,800
Payments of bonds, notes and other obligations	—	(1,149,069)
Decrease in receivable inter-bank funds	166,924	424,868
Increase in payable inter-bank funds	257,333	446,569
Purchase of treasury stock, net	(198,718)	(169)
Dividend payments to non-controlling interest	(3,097)	(3,067)
Lease payments	(40,808)	(42,545)
Net cash used in financing activities	1,111,575	364,018
Net increase in cash and cash equivalents	277,169	807,864
Translation loss on cash and cash equivalents	(81,533)	(53,051)
Cash and cash equivalents at the beginning of the period	11,977,366	9,074,211
Cash and cash equivalents at the end of the period	12,173,002	9,829,024

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the interim consolidated financial statements

As of June 30, 2025 and December 31, 2024

1. Business activity

(a) Business activity -

Intercorp Financial Services Inc. and Subsidiaries (henceforth "IFS", “the Company” or “the Group”), is a limited liability holding company incorporated in the Republic of Panama on September 19, 2006, and is a Subsidiary of Intercorp Peru Ltd. (henceforth “Intercorp Peru”), holding of Intercorp Group, incorporated in 1997 in the Commonwealth of the Bahamas. As of June 30, 2025, Intercorp Peru holds directly and indirectly 73.97 percent of the issued capital stock of IFS, equivalent to 73.06 percent of the outstanding capital stock of IFS (72.47 percent of the issued capital stock, equivalent to 71.95 percent of the outstanding capital stock as of December 31, 2024).

IFS’s legal domicile is located at Av. Carlos Villarán 140 Urb. Santa Catalina, La Victoria, Lima, Peru.

As of June 30, 2025 and December 31, 2024, IFS holds 99.31 percent of the capital stock of Banco Internacional del Peru S.A.A. – Interbank (henceforth “Interbank”), 99.85 percent of the capital stock of Interseguro Compañía de Seguros S.A. (henceforth “Interseguro”), 100 percent of the capital stock of Inteligo Group Corp. (henceforth “Inteligo”) and 100 percent of Procesos de Medios de Pago and its subsidiary Izipay S.A.C (henceforth and together "Izipay"), acquired in April 2022.

The operations of Interbank, Interseguro and Izipay are concentrated in Peru, while the operations of Inteligo and its Subsidiaries (Interfondos S.A. Sociedad Administradora de Fondos, Inteligo Sociedad Agente de Bolsa S.A. and Inteligo Bank Ltd.) are mainly concentrated in Peru and Panama.

The main activities of IFS’s Subsidiaries and their assets, liabilities, equity, operating income, net income, balances and other relevant information are presented in Note 2.

The interim consolidated financial statements as of June 30, 2025, have been approved by the Audit Committee and Board’s Meeting held on August 7 and 11, 2025, respectively. The audited consolidated financial statements as of December 31, 2024, were approved by the General Shareholders’ Meeting held on March 31, 2025.

2. Subsidiaries

IFS’s Subsidiaries are the following:

(a) Banco Internacional del Peru S.A.A. - Interbank and Subsidiaries -

Interbank is incorporated in Peru and is authorized by the Superintendencia de Banca, Seguros y AFP (henceforth “SBS”) to operate as a universal bank in accordance with Peruvian law. The Interbank's operations are governed by the General Act of the Banking and Insurance System and Organic Act of the SBS – Act No. 26702 and its amendments (henceforth “the Banking and Insurance Act”), that establishes the requirements, rights, obligations, restrictions and other operating conditions that financial and insurance entities must comply with in Peru.

As of June 30, 2025, Interbank has 148 offices (149 offices as of December 31, 2024).

Additionally, it holds approximately 100 percent of the shares of the following Subsidiaries:

Entity	Activity

Internacional de Títulos Sociedad Titulizadora S.A. - Intertítulos S.T.	Manages securitization funds.
Compañía de Servicios Conexos Expressnet S.A.C.	Services related to credit card transactions or products related to the brand “American Express”.

(b) Interseguro Compañía de Seguros S.A. and Subsidiary -

Interseguro is incorporated in Peru and its operations are governed by the Banking and Insurance Act. It is authorized by the SBS to issue life and general risk insurance contracts.

Interseguro holds participations in Patrimonio Fideicometido D.S.093-2002-EF, Interproperties Peru (henceforth “Patrimonio Fideicometido – Interproperties Peru”), that is a structured entity, incorporated in April 2008, and in which several investors (related parties to the Group) contributed investment properties. Each investor or investors have ownership of and specific control over the contributed investment property. The fair values of the properties contributed by Interseguro that were included in this structured entity as of June 30, 2025 and December 31, 2024, amounted to S/91,078,000 and S/89,124,000, respectively; see Note 7. IFS has ownership and decision-making power over these properties and the Group has the exposure or rights to their returns; therefore, IFS consolidates the silos containing the investment properties that it controls.

(c) Inteligo Group Corp. and Subsidiaries -

Inteligo is incorporated in the Republic of Panama. As of June 30, 2025 and December 31, 2024,owns mainly the following Subsidiaries:

Entity	Activity

Inteligo Bank Ltd.

It is incorporated in The Commonwealth of the Bahamas and has a branch established in the Republic of Panama that operates under an international license issued by the Superintendence of Banks of the Republic of Panama. Its main activity is to provide private and institutional banking services, mainly to Peruvian citizens.

Inteligo Sociedad Agente de Bolsa S.A.	Brokerage firm incorporated in Peru.
Inteligo Peru Holding S.A.C.

Financial holding company incorporated in Peru in December 2018. As of June 30, 2025 and December 31, 2024, it holds 99.99 percent interest in Interfondos S.A. Sociedad Administradora de Fondos, company that manages mutual funds and investment funds.

Inteligo USA, Inc.	Incorporated in the United States of America in January 2019, provides investment consultancy and related services.

(d) Negocios e Inmuebles S.A. -

Negocios e Inmuebles is incorporated in Peru, was acquired by IFS as part of the purchase of Seguros Sura and Hipotecaria Sura in year 2017. As of June 30, 2025 and December 31, 2024, Negocios e Inmuebles S.A., holds 8.50 percent of Interseguro’s capital stock .

(e) San Borja Global Opportunities S.A.C. -

San Borja Global Opportunities is incorporated in Peru. Its corporate purpose is the marketing of products and services through Internet, telephony or related and it operates under the commercial name of Shopstar (online Marketplace) dedicated to the sale of products from different stores locally.

(f) Procesos de Medios de Pago S.A. and subsidiary Izipay S.A.C. (Izipay) –

Procesos de Medios de Pago is dedicated to the development, management and operation of the shared service of transaction processing of credit and debit cards, through the acquirer role for the brands MasterCard, Visa and other private brands; also, it renders the processing service, through the issuer role, to entities of the financial system. Izipay is dedicated to the facilitation of payments and services, offering its services of technological, operating and safety infrastructure through the affiliation of commercial stores, as well as installation and maintenance of infrastructure for transactions through the electronic commerce modality, interconnected with the networks of payment methods processors. Until March 2022, Interbank maintained 50 percent of both companies incorporated in Peru and in April 2022, IFS acquired the remaining 50 percent, acquiring control of Izipay. Since this time, Izipay consolidates its financial information together with IFS.

3. Significant accounting policies

3.1 Basis of presentation and use of estimates –

The interim consolidated financial statements as of June 30, 2025 and December 31, 2024, have been prepared in accordance with IAS 34 “Interim Financial Reporting”.

The interim consolidated financial statements do not include all the information and disclosures required in the annual consolidated financial statements and should be read in conjunction with the IFS’s Audited Consolidated Financial Statements as of December 31, 2024 and 2023 (henceforth “Annual Consolidated Financial Statements”).

The accompanying interim consolidated financial statements have been prepared on the historical cost basis, except for investment property, derivative financial instruments, financial investments at fair value through profit or loss and through other comprehensive income, which have been measured at fair value. The interim consolidated financial statements are presented in Soles, which is the functional currency of the Group, and all values are rounded to the nearest thousand (S/(000)), except when otherwise indicated.

The preparation of the interim consolidated financial statements, in accordance with the International Financial Reporting Standards (henceforth “IFRS”) as issued by the International Accounting Standards Board (IASB), requires Management to make estimations and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of significant events in the notes to the interim consolidated financial statements.

In that sense, the estimates and criteria are continually assessed and are based on historical experience, as well as other factors, including expectations of future events that are believed to be reasonable under the current circumstances. Existing circumstances and assumptions about future developments, however, may change due to markets’ behavior or circumstances arising beyond the control of the Group. Such changes are reflected in the assumptions when they occur. Actual results could differ from those estimates. The most significant estimates comprised in the accompanying interim consolidated financial statements are related to the calculation of the impairment of the portfolio of loan and financial investments, the measurement of the fair value of the financial investments and investment property, the assessment of the impairment of goodwill and the intangible of indefinite life, the liabilities for insurance contracts and measurement of the fair value of derivative financial instruments; also, there are other estimates such as provisions for litigation, the estimated useful life of intangible assets and property, furniture and equipment, the estimation of deferred Income Tax and the determination of the terms and estimation of the interest rate of the lease contracts.

3.2 Basis of consolidation –

The interim consolidated financial statements of IFS comprise the financial statements of Intercorp Financial Services Inc. and Subsidiaries. The method adopted by IFS to consolidate its financial information with its Subsidiaries is described in Note 3.3 to the Annual Consolidated Financial Statements and has not changed since then.

4. Cash and due from banks and inter-bank funds

(a) The detail of cash and due from banks is as follows:

	30.06.2025	31.12.2024
	S/(000)	S/(000)
Cash and clearing (b)	2,076,912	2,853,187
Deposits in the BCRP (b)	7,827,976	7,333,818
Deposits in banks (c)	2,268,114	1,790,361
Total cash and cash equivalent	12,173,002	11,977,366
Accrued interest	14,502	18,094
Restricted funds (d)	933,759	619,766
Total	13,121,263	12,615,226

The balance of cash and cash equivalents presented in the interim consolidated statements of cash flows exclude the restricted funds and accrued interest.

(b) In accordance with rules in force, Interbank is required to maintain a legal reserve to honor its obligations with the public. This reserve is comprised of funds kept in Interbank and in the BCRP and is made up as follows:

	30.06.2025	31.12.2024
	S/(000)	S/(000)
Legal reserve (*)
Deposits in the BCRP	5,348,576	5,969,218
Cash in vaults	2,053,363	2,644,386
Subtotal legal reserve	7,401,939	8,613,604
Non-mandatory reserve
Overnight deposits in BCRP (**)	2,479,400	564,600
Cash and clearing	23,494	208,548
Term deposits in BCRP (***)	—	800,000
Subtotal non-mandatory reserve	2,502,894	1,573,148
Cash balances not subject to legal reserve	55	253
Total	9,904,888	10,187,005

(*) The legal reserve funds maintained in the BCRP are non-interest bearing, except for the part that exceeds the minimum reserve required that accrued interest at a nominal annual rate, established by the BCRP. As of June 30, 2025 and December 31, 2024, the Group presented only excess in foreign currency that accrued interest in US Dollars at an annual average rate of 3.82 and 3.90 percent, respectively.

In Group Management’s opinion, Interbank has complied with the requirements established by the rules in force related to the computation of the legal reserve.

(**) As of June 30, 2025, corresponds to an overnight deposit in foreign currency for US$700,000,000 (approximately equivalent to S/2,479,000,000), with maturity in the first days of July 2025, and accrued interest at an annual interest rate of 4.36 percent (as of December 31, 2024, corresponded to an overnight deposit in foreign currency for US$150,000,000 (approximately equivalent to S/564,600,000), with maturity in the first days of January 2025, and accrued interest at an annual interest rate of 4.44 percent).

(***) As of December 31, 2024, corresponded to overnight deposits in local currency, with maturity in the first days of January 2025, and accrued interest at an annual interest rate of 4.83 percent).

(c) Deposits in domestic banks and abroad are mainly in Soles and US Dollars, they are freely available and accrue interest at market rates.

(d) The Group maintains restricted funds related to:

	30.06.2025	31.12.2024
	S/(000)	S/(000)
Repurchase agreements with the BCRP (*)	630,600	—
Inter-bank transfers (**)	279,317	596,648
Derivative financial instruments, Note 8(b)	21,925	21,568
Others	1,917	1,550
Total	933,759	619,766

(*) As of June 30, 2025, corresponds to deposits in the BCRP that guarantee loans with said entity, see Note 10(b).

(**) Funds held at BCRP to guarantee transfers made through the Electronic Clearing House ("CCE", by its Spanish acronym).

(e) Inter-bank funds -

These are loans made between financial institutions with maturity, in general, minor than 30 days. As of June 30, 2025, Inter-bank funds' assets accrue interest at an annual rate of 4.50 percent in foreign currency (as of December 31, 2024, Inter-bank funds' assets accrue interest at an annual rate of 5.00 percent in local currency); and do not have specific guarantees. As of June 30, 2025, Inter-bank funds liabilities accrue interest at an annual rate of 4.71 percent in local currency.

5. Financial investments

(a) This caption is made up as follows:

	30.06.2025	31.12.2024
	S/(000)	S/(000)

Debt instruments measured at fair value through other comprehensive income (b) and (c)	20,963,121	20,377,805
Investments at amortized cost (d)	3,879,802	3,784,912
Investments at fair value through profit or loss (e)	1,958,727	1,776,567
Equity instruments measured at fair value through other comprehensive income (f)	512,131	458,268
Total financial investments	27,313,781	26,397,552
Accrued income
Debt instruments measured at fair value through other comprehensive income (b)	332,176	347,087
Investments at amortized cost (d)	101,478	113,286
Total	27,747,435	26,857,925

(b) Following is the detail of debt instruments measured at fair value through other comprehensive income:

		Unrealized gross amount				Annual effective interest rates
	Amortized			Estimated		S/		US$
	cost	Gains	Losses (c)	fair value	Maturity	Min	Max	Min	Max
	S/(000)	S/(000)	S/(000)	S/(000)		%	%	%	%
As of June 30, 2025
Corporate, leasing and subordinated bonds	9,569,758	144,663	(755,946)	8,958,475	Sep-25 / Feb-97	2.60	16.07	4.46	11.00
Sovereign Bonds of the Republic of Peru	9,044,713	80,988	(328,179)	8,797,522	Aug-26 / Feb-55	2.43	6.90	—	—
Negotiable Certificates of Deposit issued by the Central Reserve Bank of Peru	2,092,024	148	(7)	2,092,165	Jul-25 / Dec-25	4.12	4.17	—	—
Global Bonds of the Republic of Peru	577,583	416	(13,339)	564,660	Jul-25 / Nov-50	—	—	4.01	6.02
Bonds guaranteed by the Peruvian Government	511,398	9,876	(2,538)	518,736	Apr-28 / Oct-33	2.91	4.54	6.10	6.81
Treasury Bonds of the United States of America	19,240	—	(2,576)	16,664	Nov-31	—	—	3.96	3.96
Global Bonds of the United States of Mexico	17,060	—	(2,161)	14,899	Feb-34	—	—	5.87	5.87
Total	21,831,776	236,091	(1,104,746)	20,963,121
Accrued interest				332,176
Total				21,295,297

		Unrealized gross amount				Annual effective interest rates
	Amortized			Estimated		S/		US$
	cost	Gains	Losses (c)	fair value	Maturity	Min	Max	Min	Max
	S/(000)	S/(000)	S/(000)	S/(000)		%	%	%	%
As of December 31, 2024
Corporate, leasing and subordinated bonds	9,867,060	111,866	(805,981)	9,172,945	Jan-25 / Feb-97	2.22	14.00	3.70	10.86
Sovereign Bonds of the Republic of Peru	8,331,426	24,387	(410,536)	7,945,277	Aug-26 / Feb-55	2.81	7.12	-	-
Negotiable Certificates of Deposit issued by the Central Reserve Bank of Peru	2,113,571	370	(17)	2,113,924	Jan-25 / Jun-25	4.51	4.68	-	-
Bonds guaranteed by the Peruvian Government	554,359	6,798	(4,603)	556,554	Apr-28 / Oct-33	3.65	4.74	6.37	7.22
Global Bonds of the Republic of Peru	548,697	—	(27,058)	521,639	Jul-25 / Nov-50	-	-	5.00	6.14
Treasury Bonds of the United States of America	57,607	—	(5,082)	52,525	Nov-31 / Aug-34	-	-	4.46	4.53
Global Bonds of the United States of Mexico	18,100	—	(3,159)	14,941	Feb-34	-	-	6.51	6.51
Total	21,490,820	143,421	(1,256,436)	20,377,805
Accrued interest				347,087
Total				20,724,892

(c) The Group, according to the business model applied to these debt instruments, has the capacity to hold these investments for a sufficient period that allows the early recovery of the fair value, up to the maximum period for the early recovery or the due date.

Following is the movement of the provision for expected credit loss for these debt instruments, measured at fair value through other comprehensive income:

	30.06.2025	31.12.2024	30.06.2024
	S/(000)	S/(000)	S/(000)
Expected credit loss at the beginning of the period	95,090	61,046	61,046
New assets originated or purchased	1,053	1,095	778
Assets derecognized or matured (excluding write-offs)	(1,515)	(3,915)	(3,379)
Effect on the expected credit loss due to the change of the stage during the year	61,278	8,958	1,211
(Recovery) loss for impairment	(3,640)	37,325	37,420
Others	2,572	4,058	(2,093)
Movement of the period	59,748	47,521	33,937
Write-offs	(71,509)	(13,043)	—
Effect of foreign exchange variation	(102)	(434)	(402)
Expected credit loss at the end of the period	83,227	95,090	94,581

(d) As of June 30, 2025, investments at amortized cost corresponds mainly to Sovereign Bonds of the Republic of Peru issued in Soles for an amount of S/3,844,053,000, including accrued interest of S/96,837,000 (as of December 31, 2024, investments at amortized cost corresponds mainly to Sovereign Bonds of the Republic of Peru issued in Soles for an amount of S/3,799,540,000, including accrued interest of S/101,143,000). Said investments present low credit risk and the impairment loss is not significant.

As of June 30, 2025, these investments have maturity dates that range from August 2026 to August 2039, have accrued interest at effective annual rates between 4.36 percent and 7.76 percent, and a fair value amounting to approximately S/3,914,747,000 (As of December 31, 2024, these investments have maturity dates that range from August 2026 to August 2039, have accrued interest at effective annual rates between 4.36 percent and 7.76 percent, and a fair value amounting to approximately S/3,775,935,000).

Additionally, as of June 30, 2025, term deposits mainly issued in local currency are held, for an amount of S/137,227,000, including accrued interest amounting to S/4,641,000 (as of December 31, 2024, term deposits mainly issued in local currency are held, for an amount of S/98,658,000, including accrued interest amounting to S/12,143,000).Said investments present low credit risk and the impairment loss is not material. As of June 30, 2025, the maturity of these investments fluctuates between October 2025 and February 2039, have accrued interest at effective annual rates between 2.95 percent and 5.00 percent, and their fair value amounts to approximately S/137,227,000 (as of December 31, 2024, the maturity of these investments fluctuates between January 2025 and February 2029, have accrued interest at effective annual rates between 3.10 percent and 8.80 percent, and their fair value amounts to approximately S/98,658,000).

During the year 2024, the Government of the Republic of Peru performed public offerings to repurchase certain sovereign bonds, with the purpose of renewing its debt and funding the fiscal deficit. Considering the purpose of this offer, subsequently to it, there should not be existing remaining sovereign bonds of the repurchased issuances or, in case of existing, they would become illiquid on the market. In that sense, during the year 2024, sold S/630,749,000, generating a gain amounting to S/866,000, which was recorded in the caption “Net gain on sale of financial investments” of the interim consolidated statement of income. Additionally, with the purpose of maintaining its asset management strategy, Interbank, during the year 2024, purchased simultaneously other sovereign bonds of the Republic of Peru for approximately S/628,675,000, and classified them as investments at amortized cost. In Management’s opinion and pursuant to IFRS 9, said transaction is congruent with the Group’s business model because although said sales were significant, they were infrequent and were performed with the sole purpose of facilitating the renewal and the funding of the fiscal deficit of the Republic of Peru, and thus the business model regarding these assets has always been to collection of the contractual cash flows.

As of June 30, 2025 and December 31, 2024, Interbank holds loans with the BCRP that are guaranteed with these sovereign bonds, classified as restricted, for approximately S/2,107,752,000 and S/1,861,524,000, respectively, see Note 10(a).

As of June 30, 2025 and December 31, 2024, Interbank holds loans with foreign banks that are guaranteed with these sovereign bonds, classified as restricted, for approximately S/429,607,000 and S/435,242,000, respectively; see Note 10(a).

(e) The composition of financial instruments at fair value through profit or loss is as follows:

	30.06.2025	31.12.2024
	S/(000)	S/(000)
Equity instruments
Local and foreign mutual funds and investment funds participations	1,549,520	1,396,582
Listed shares	218,501	202,054
Non-listed shares	157,872	154,856
Debt instruments
Global Bonds of the Republic of Peru	17,720	—
Sovereign Bonds of the Republic of Peru	8,958	8,538
Sovereign Bonds issued by foreign governments	4,063	2,430
Corporate, leasing and subordinated bonds	2,093	2,172
Negotiable Certificates of Deposits issued by the BCRP	—	9,935
Total	1,958,727	1,776,567

As of June 30, 2025 and December 31, 2024, investments at fair value through profit or loss include investments held for trading for approximately S/197,004,000 and S/152,755,000, respectively; and those assets that are necessarily measured at fair value through profit or loss for approximately S/1,761,723,000 and S/1,623,812,000, respectively.

(f) The composition of equity instruments measured at fair value through other comprehensive income is as follows:

	30.06.2025	31.12.2024
	S/(000)	S/(000)
Listed shares (g)	476,565	420,474
Non-listed shares	35,566	37,794
Total	512,131	458,268

As of June 30, 2025 and December 31, 2024, it corresponds to investments in shares in the biological sciences, distribution of machinery, energy, telecommunications, financial and massive consumption sectors that are listed on the domestic and foreign markets.

(g) Below are the debt instruments measured at fair value through other comprehensive income and at amortized cost according to the stages indicated IFRS 9, as of June 30, 2025 and December 31, 2024:

	30.06.2025
Debt instruments measured at fair value through other comprehensive income and at amortized cost	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Sovereign Bonds of the Republic of Peru	12,544,738	—	—	12,544,738
Corporate, leasing and subordinated bonds	8,321,319	633,756	3,400	8,958,475
Negotiable Certificates of Deposit issued by the BCRP	2,092,165	—	—	2,092,165
Global Bonds of the Republic of Peru	564,660	—	—	564,660
Bonds guaranteed by the Peruvian government	518,736	—	—	518,736
Treasury Bonds of the United States of America	16,664	—	—	16,664
Global Bonds of the United States of Mexico	14,899	—	—	14,899
Term deposits	132,586	—	—	132,586
Total	24,205,767	633,756	3,400	24,842,923

	31.12.2024
Debt instruments measured at fair value through other comprehensive income and at amortized cost	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Sovereign Bonds of the Republic of Peru	11,643,674	—	—	11,643,674
Corporate, leasing and subordinated bonds	8,126,895	1,046,050	—	9,172,945
Negotiable Certificates of Deposit issued by the BCRP	2,113,924	—	—	2,113,924
Bonds guaranteed by the Peruvian government	556,554	—	—	556,554
Global Bonds of the Republic of Peru	521,639	—	—	521,639
Treasury Bonds of the United States of America	52,525	—	—	52,525
Global Bonds of the United States of Mexico	14,941	—	—	14,941
Term deposits	86,515	—	—	86,515
Total	23,116,667	1,046,050	—	24,162,717

6. Loans, net

(a) This caption is made up as follows:

	30.06.2025	31.12.2024
	S/(000)	S/(000)
Direct loans (*)
Loans (**)	40,201,836	38,456,682
Credit cards and other loans (***)	5,414,374	5,386,427
Discounted notes	1,307,930	1,706,886
Leasing	1,599,154	1,584,357
Factoring	1,156,784	1,410,968
Advances and overdrafts	137,573	101,848
Refinanced loans	471,032	449,438
Past due and under legal collection loans	1,301,056	1,318,758
	51,589,739	50,415,364
Plus (minus)
Accrued interest from performing loans	556,376	569,384
Unearned interest and interest collected in advance	(18,935)	(25,133)
Impairment allowance for loans (d)	(1,712,096)	(1,730,167)
Total direct loans, net	50,415,084	49,229,448
Indirect loans	5,646,613	5,068,694

(*) Under the program “Reactiva Peru”, launched by the Peruvian Government in the context of the pandemic Covid-19, as a credit program guaranteed by it, Interbank granted loans for S/6,617,142,000, and the balance as of June 30, 2025 amounts to S/163,607,000, including accrued interest for S/46,039,000; S/54,708,000 being the amount covered by the guarantee of the Peruvian Government (as of December 31, 2024 amounts to S/315,379,000, including accrued interest for S/45,229,000; S/192,948,000 being the amount covered by the guarantee of the Peruvian Government).

(**) As of June 30, 2025 and December 31, 2024, Interbank maintains repo operations of loans represented in securities according to the BCRP’s definition. In consequence, loans provided as guarantee amounts to S/19,003,000 and S/123,772,000, respectively, and is presented in the caption “Loan, net”, and the related liability is presented in the caption “Due to banks and correspondents” of the interim consolidated statement of financial position; see Note 10(b).

(***) As of June 30, 2025 and December 31, 2024, it includes non-revolving consumer loans for approximately S/2,687,205,000 and S/2,666,284,000, respectively.

(b) The classification of the direct loan portfolio is as follows:

	30.06.2025	31.12.2024
	S/(000)	S/(000)
Commercial loans (c.1)	23,649,924	22,770,495
Consumer loans (c.1)	15,013,325	15,036,411
Mortgage loans (c.1)	10,895,235	10,571,300
Small and micro-business loans (c.1)	2,031,255	2,037,158
Total	51,589,739	50,415,364

For purposes of estimating the impairment loss in accordance with IFRS 9, the Group's loans are segmented into homogeneous groups that share similar risk characteristics. In this sense, the Group has determined three types of loan portfolios: Retail Banking (consumer and mortgage loans), Commercial Banking (commercial loans) and Small Business Banking (loans to small and micro-business).

(c) The following table shows the credit quality and maximum exposure to credit risk based on the Group's internal credit rating as of June 30, 2025 and December 31, 2024. The amounts presented do not consider impairment.

	30.06.2025				31.12.2024
Direct loans, see (c.1)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	37,717,075	135,433	—	37,852,508	32,184,807	340,472	—	32,525,279
Standard grade	5,274,128	1,695,961	—	6,970,089	8,332,692	1,513,955	—	9,846,647
Substandard grade	2,189,076	1,473,231	—	3,662,307	2,705,012	1,582,401	—	4,287,413
Past due but not impaired	911,613	965,685	—	1,877,298	1,335,553	1,172,779	—	2,508,332
Impaired
Individually	—	—	23,040	23,040	—	—	23,214	23,214
Collectively	—	—	1,204,497	1,204,497	—	—	1,224,479	1,224,479
Total direct loans	46,091,892	4,270,310	1,227,537	51,589,739	44,558,064	4,609,607	1,247,693	50,415,364

	30.06.2025				31.12.2024
Contingent Credits: Guarantees and stand by letters, import and export letters of credit (substantially, all indirect loans correspond to commercial loans)	Stage 1 S/(000)	Stage 2 S/(000)	Stage 3 S/(000)	Total S/(000)	Stage 1 S/(000)	Stage 2 S/(000)	Stage 3 S/(000)	Total S/(000)
Not impaired
High grade	4,728,647	212,946	—	4,941,593	3,434,095	31,240	—	3,465,335
Standard grade	309,259	129,034	—	438,293	1,055,740	118,821	—	1,174,561
Substandard grade	114,188	140,104	—	254,292	272,352	132,498	—	404,850
Past due but not impaired	—	—	—	—	—	—	—	—
Impaired
Individually	—	—	6,181	6,181	—	—	6,181	6,181
Collectively	—	—	6,254	6,254	—	—	17,767	17,767
Total indirect loans	5,152,094	482,084	12,435	5,646,613	4,762,187	282,559	23,948	5,068,694

(c.1) The following tables show the credit quality and maximum exposure to credit risk for each classification of the direct loans:

	30.06.2025				31.12.2024
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Commercial loans	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	16,916,786	83,070	—	16,999,856	11,636,968	290,927	—	11,927,895
Standard grade	3,091,075	1,292,059	—	4,383,134	6,274,653	1,024,426	—	7,299,079
Substandard grade	1,102,965	276,616	—	1,379,581	1,749,950	356,019	—	2,105,969
Past due but not impaired	393,175	196,875	—	590,050	770,026	345,062	—	1,115,088
Impaired
Individually	—	—	23,040	23,040	—	—	23,214	23,214
Collectively	—	—	274,263	274,263	—	—	299,250	299,250
Total direct loans	21,504,001	1,848,620	297,303	23,649,924	20,431,597	2,016,434	322,464	22,770,495

	30.06.2025				31.12.2024
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Consumer loans	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	10,792,030	30,631	—	10,822,661	10,914,268	28,813	—	10,943,081
Standard grade	1,302,095	289,516	—	1,591,611	1,210,504	320,220	—	1,530,724
Substandard grade	711,557	725,789	—	1,437,346	593,507	765,324	—	1,358,831
Past due but not impaired	194,849	469,138	—	663,987	180,748	508,336	—	689,084
Impaired
Individually	—	—	—	—	—	—	—	—
Collectively	—	—	497,720	497,720	—	—	514,691	514,691
Total direct loans	13,000,531	1,515,074	497,720	15,013,325	12,899,027	1,622,693	514,691	15,036,411

	30.06.2025				31.12.2024
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Mortgage loans	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	8,768,442	21,452	—	8,789,894	8,407,045	20,165	—	8,427,210
Standard grade	506,301	3,319	—	509,620	528,923	3,714	—	532,637
Substandard grade	307,889	417,796	—	725,685	318,802	400,671	—	719,473
Past due but not impaired	285,338	233,700	—	519,038	322,348	244,537	—	566,885
Impaired
Individually	—	—	—	—	—	—	—	—
Collectively	—	—	350,998	350,998	—	—	325,095	325,095
Total direct loans	9,867,970	676,267	350,998	10,895,235	9,577,118	669,087	325,095	10,571,300

	30.06.2025				31.12.2024
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Small and micro-business loans	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	1,239,817	280	—	1,240,097	1,226,526	567	—	1,227,093
Standard grade	374,657	111,067	—	485,724	318,612	165,595	—	484,207
Substandard grade	66,665	53,030	—	119,695	42,753	60,387	—	103,140
Past due but not impaired	38,251	65,972	—	104,223	62,431	74,844	—	137,275
Impaired
Individually	—	—	—	—	—	—	—	—
Collectively	—	—	81,516	81,516	—	—	85,443	85,443
Total direct loans	1,719,390	230,349	81,516	2,031,255	1,650,322	301,393	85,443	2,037,158

(d) The balances of the direct and indirect loan portfolio and the movement of the respective allowance for expected credit loss, calculated according to IFRS 9, is as follows:

(d.1) Direct loans

	30.06.2025				30.06.2024				31.12.2024
Changes in the allowance for expected credit losses for direct loans, see (d.1.1)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at beginning of year balances	439,324	566,636	724,207	1,730,167	545,242	833,912	970,271	2,349,425	2,349,425
Impact of the expected credit loss on the consolidated statement of income -
New originated or purchased assets	178,625	—	—	178,625	178,159	—	—	178,159	345,800
Assets matured or derecognized (excluding write-offs)	(62,673)	(49,947)	(21,047)	(133,667)	(70,187)	(35,056)	(15,748)	(120,991)	(205,649)
Transfers to Stage 1	87,419	(86,606)	(813)	—	114,165	(112,528)	(1,637)	—	—
Transfers to Stage 2	(78,158)	86,025	(7,867)	—	(108,949)	115,860	(6,911)	—	—
Transfers to Stage 3	(14,783)	(119,152)	133,935	—	(33,212)	(320,217)	353,429	—	—
Impact on the expected credit loss for credits that change stage in the period	(71,048)	141,714	418,215	488,881	(93,319)	208,540	882,157	997,378	1,571,218
Others	(29,634)	(33,506)	181,362	118,222	(86,321)	(61,680)	120,518	(27,483)	12,523
Total	9,748	(61,472)	703,785	652,061	(99,664)	(205,081)	1,331,808	1,027,063	1,723,892
Write-offs	—	—	(750,903)	(750,903)	—	—	(1,456,953)	(1,456,953)	(2,524,919)
Recovery of written–off loans	—	—	87,040	87,040	—	—	80,299	80,299	179,683
Foreign exchange effect	(360)	(662)	(5,247)	(6,269)	489	493	2,758	3,740	2,086
Expected credit loss at the end of period	448,712	504,502	758,882	1,712,096	446,067	629,324	928,183	2,003,574	1,730,167

(d.1.1) The following tables show the movement of the allowance for expected credit losses for each classification of the direct loan portfolio:

	30.06.2025				30.06.2024				31.12.2024
Commercial loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at beginning of year	16,640	36,158	123,013	175,811	51,611	64,470	162,385	278,466	278,466
Impact of the expected credit loss on the consolidated statement of income -
New originated or purchased assets	30,053	—	—	30,053	38,886	—	—	38,886	35,739
Assets derecognized or matured (excluding write-offs)	(10,426)	(11,698)	(2,184)	(24,308)	(22,796)	(12,959)	(1,293)	(37,048)	(50,613)
Transfers to Stage 1	4,645	(4,645)	—	—	8,617	(8,421)	(196)	—	—
Transfers to Stage 2	(13,466)	13,823	(357)	—	(16,395)	17,291	(896)	—	—
Transfers to Stage 3	(98)	(952)	1,050	—	(1,286)	(11,845)	13,131	—	—
Impact on the expected credit loss for credits that change stage in the period	(3,714)	2,656	(1,896)	(2,954)	(6,496)	2,624	19,916	16,044	5,748
Others	(2,430)	(4,262)	82,451	75,759	(11,500)	(7,022)	(1,717)	(20,239)	(21,110)
Total	4,564	(5,078)	79,064	78,550	(10,970)	(20,332)	28,945	(2,357)	(30,236)
Write-offs	—	—	(24,342)	(24,342)	—	—	(39,523)	(39,523)	(78,217)
Recovery of written–off loans	—	—	3,543	3,543	—	—	2,315	2,315	4,254
Foreign exchange effect	(331)	(326)	(4,077)	(4,734)	473	315	1,945	2,733	1,544
Expected credit loss at the end of period	20,873	30,754	177,201	228,828	41,114	44,453	156,067	241,634	175,811

	30.06.2025				30.06.2024				31.12.2024
Consumer loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at beginning of year	403,740	474,416	494,700	1,372,856	466,606	713,361	682,417	1,862,384	1,862,384
Impact of the expected credit loss on the consolidated statement of income -
New originated or purchased assets	125,485	—	—	125,485	120,504	—	—	120,504	219,439
Assets derecognized or matured (excluding write-offs)	(45,865)	(29,204)	(5,620)	(80,689)	(40,039)	(18,475)	(6,271)	(64,785)	(121,477)
Transfers to Stage 1	69,788	(68,998)	(790)	—	93,428	(92,200)	(1,228)	—	—
Transfers to Stage 2	(55,108)	58,484	(3,376)	—	(79,345)	82,185	(2,840)	—	—
Transfers to Stage 3	(12,110)	(106,349)	118,459	—	(28,466)	(285,148)	313,614	—	—
Impact on the expected credit loss for credits that change stage in the period	(55,531)	115,149	388,177	447,795	(75,876)	183,266	801,026	908,416	1,461,306
Others	(35,575)	(26,115)	99,563	37,873	(68,124)	(50,368)	127,198	8,706	95,934
Total	(8,916)	(57,033)	596,413	530,464	(77,918)	(180,740)	1,231,499	972,841	1,655,202
Write-offs	—	—	(689,054)	(689,054)	—	—	(1,343,811)	(1,343,811)	(2,310,032)
Recovery of written–off loans	—	—	77,007	77,007	—	—	72,645	72,645	165,081
Foreign exchange effect	(1)	(204)	(288)	(493)	1	154	242	397	221
Expected credit loss at the end of period	394,823	417,179	478,778	1,290,780	388,689	532,775	642,992	1,564,456	1,372,856

	30.06.2025				30.06.2024				31.12.2024
Mortgage loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at beginning of year	5,523	43,956	44,321	93,800	6,794	25,753	54,651	87,198	87,198
Impact of the expected credit loss on the consolidated statement of income -
New originated or purchased assets	1,493	—	—	1,493	1,613	—	—	1,613	4,114
Assets derecognized or matured (excluding write-offs)	(189)	(1,234)	(6,718)	(8,141)	(201)	(793)	(5,856)	(6,850)	(11,385)
Transfers to Stage 1	10,907	(10,907)	—	—	8,200	(8,200)	—	—	—
Transfers to Stage 2	(1,192)	5,261	(4,069)	—	(1,599)	4,582	(2,983)	—	—
Transfers to Stage 3	(356)	(3,100)	3,456	—	(609)	(2,876)	3,485	—	—
Impact on the expected credit loss for credits that change stage in the period	(10,695)	10,677	9,804	9,786	(7,863)	14,976	16,129	23,242	22,256
Others	(545)	(436)	3,287	2,306	(2,669)	(886)	(1,715)	(5,270)	(6,945)
Total	(577)	261	5,760	5,444	(3,128)	6,803	9,060	12,735	8,040
Write-offs	—	—	(1,081)	(1,081)	—	—	(1,071)	(1,071)	(1,755)
Recovery of written–off loans	—	—	—	—	—	—	—	—	—
Foreign exchange effect	(25)	(76)	(848)	(949)	15	24	564	603	317
Expected credit loss at the end of period	4,921	44,141	48,152	97,214	3,681	32,580	63,204	99,465	93,800

	30.06.2025				30.06.2024				31.12.2024
Small and micro-business loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at beginning of year	13,421	12,106	62,173	87,700	20,231	30,328	70,818	121,377	121,377
Impact of the expected credit loss on the consolidated statement of income -
New originated or purchased assets	21,594	—	—	21,594	17,156	—	—	17,156	86,508
Assets derecognized or matured (excluding write-offs)	(6,193)	(7,811)	(6,525)	(20,529)	(7,151)	(2,829)	(2,328)	(12,308)	(22,174)
Transfers to Stage 1	2,079	(2,056)	(23)	—	3,920	(3,707)	(213)	—	—
Transfers to Stage 2	(8,392)	8,457	(65)	—	(11,610)	11,802	(192)	—	—
Transfers to Stage 3	(2,219)	(8,751)	10,970	—	(2,851)	(20,348)	23,199	—	—
Impact on the expected credit loss for credits that change stage in the period	(1,108)	13,232	22,130	34,254	(3,084)	7,674	45,086	49,676	81,908
Others	8,916	(2,693)	(3,939)	2,284	(4,028)	(3,404)	(3,248)	(10,680)	(55,356)
Total	14,677	378	22,548	37,603	(7,648)	(10,812)	62,304	43,844	90,886
Write-offs	—	—	(36,426)	(36,426)	—	—	(72,548)	(72,548)	(134,915)
Recovery of written–off loans	—	—	6,490	6,490	—	—	5,339	5,339	10,348
Foreign exchange effect	(3)	(56)	(34)	(93)	—	—	7	7	4
Expected credit loss at the end of period	28,095	12,428	54,751	95,274	12,583	19,516	65,920	98,019	87,700

(d.2) Indirect loans (substantially, all indirect loans correspond to commercial loans)

	30.06.2025				30.06.2024				31.12.2024
Changes in the allowance for expected credit losses for indirect loans	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at beginning of year balance	2,663	2,250	9,335	14,248	6,624	3,939	7,369	17,932	17,932
Impact of the expected credit loss on the consolidated statement of income -
New originated or purchased assets	1,559	—	—	1,559	1,766	—	—	1,766	2,110
Assets derecognized or matured	(526)	(401)	(1,262)	(2,189)	(1,876)	(872)	(328)	(3,076)	(5,089)
Transfers to Stage 1	354	(354)	—	—	1,457	(1,457)	—	—	—
Transfers to Stage 2	(690)	731	(41)	—	(395)	659	(264)	—	—
Transfers to Stage 3	(118)	—	118	—	(11)	(12)	23	—	—
Impact on the expected credit loss for credits that change stage in the period	(223)	384	(22)	139	(1,127)	(54)	256	(925)	92
Others	137	64	(493)	(292)	(1,447)	(498)	370	(1,575)	(826)
Total	493	424	(1,700)	(783)	(1,633)	(2,234)	57	(3,810)	(3,713)
Foreign exchange effect	(22)	(7)	(2)	(31)	74	23	4	101	29
Expected credit loss at the end of period, Note 8(a)	3,134	2,667	7,633	13,434	5,065	1,728	7,430	14,223	14,248

7. Investment property

(a) This caption is made up as follows:

	30.06.2025	31.12.2024	Acquisition or construction year	Valuation methodology
	S/(000)	S/(000)
Land (i)
San Isidro – Lima	273,121	279,775	2009	Appraisal
Pardo (Vivanda)	103,983	68,200	2021	Appraisal/Cost
San Martín de Porres – Lima	82,165	80,389	2015	Appraisal
Nuevo Chimbote	36,592	37,382	2021	Appraisal
Ate Vitarte – Lima	31,550	32,195	2006	Appraisal
Santa Clara – Lima	27,951	28,613	2017	Appraisal
Others	33,399	33,982	-	Appraisal/Cost
	588,761	560,536
Completed investment property - “Real Plaza” shopping malls (i)
Talara	24,522	26,720	2015	DCF
	24,522	26,720
Buildings (i)
Orquideas - San Isidro – Lima	148,860	150,718	2017	DCF
Ate Vitarte – Lima	144,054	133,768	2006	DCF
Paseo del Bosque	101,760	100,023	2021	DCF
Chorrillos – Lima	101,520	95,849	2017	DCF
Piura	100,501	94,907	2020	DCF
Chimbote	51,615	48,690	2015	DCF
Maestro-Huancayo	37,187	35,004	2017	DCF
Cuzco	32,198	29,843	2017	DCF
Panorama – Lima	23,779	22,474	2016	DCF
Others	88,944	83,256	-	DCF/Appraisal
	830,418	794,532

Total	1,443,701	1,381,788

DCF: Discounted cash flow

(i) As of June 30, 2025 and December 31, 2024, there are no liens on investment property.

(b) The net gain on investment properties, corresponding to the semesters ending June 30, 2025 and 2024, consists of the following:

	30.06.2025	30.06.2024
	S/(000)	S/(000)
Gain on valuation	28,114	52,188
Income from rental	37,788	35,069
Gain (loss) on sale	320	(3,176)
Net gain	66,222	84,081

(c) The movement of investment property for the six-month period ended June 30, 2025 and 2024, is as follows:

	30.06.2025	30.06.2024
	S/(000)	S/(000)
Beginning of period balance	1,381,788	1,298,892
Additions	38,799	39,279
Sales	—	(39,176)
Gain on valuation	28,114	52,188
Net transfers	(5,000)	—
Balance as of June 30	1,443,701	1,351,183
Balance as of December 31, 2024		1,381,788

8. Other accounts receivable and other assets, net, and other accounts payable, provisions and other liabilities

(a) These captions are comprised of the following:

	30.06.2025	31.12.2024
	S/(000)	S/(000)
Other accounts receivable and other assets
Financial instruments
Other accounts receivable, net	494,247	540,883
Accounts receivable from sale of investments	283,742	432,341
Accounts receivable related to derivative financial instruments (b)	187,169	143,201
POS commission receivable	173,415	390,126
Operations in process	170,359	149,105
Accounts receivable from short sale operations	9,334	61,191
Others	14,702	14,954
	1,332,968	1,731,801
Non-financial instruments
Tax paid to recover	600,706	673,786
Deferred charges	122,621	99,776
Deferred cost of POS affiliation and registration	79,877	85,006
Tax credit for General Sales Tax - IGV	29,430	35,391
Investments in associates	23,106	24,795
POS equipment supplies	13,105	12,966
Assets received as payment and seized through legal actions	3,876	4,158
Others	7,147	2,499
	879,868	938,377
Total	2,212,836	2,670,178

	30.06.2025	31.12.2024
	S/(000)	S/(000)
Other accounts payable, provisions and other liabilities
Financial instruments
Insurance contract liability with investment component	1,694,753	1,308,422
Other accounts payable	665,287	665,296
Third party compensation (*)	589,484	866,665
Operations in process	367,138	556,543
Accounts payable related to derivative financial instruments (b)	171,908	102,288
Lease liabilities	156,272	143,803
Workers’ profit sharing and salaries payable	154,333	109,395
Accounts payable for purchase of investments	34,486	353,787
Allowance for indirect loan losses, Note 6(d.2)	13,434	14,248
Financial liabilities at fair value through profit or los	11,528	61,153
Accounts payable to reinsurers and coinsurers	10,564	6,354
	3,869,187	4,187,954
Non-financial instruments
Taxes payable	89,844	87,262
Provision for other contingencies	81,815	107,078
Deferred income (**)	36,833	36,394
Registration for use of POS	14,794	18,005
Others	9,481	8,839
	232,767	257,578
Total	4,101,954	4,445,532

(*) Corresponds mainly to outstanding balances payable to affiliated businesses, for the consumptions made by the card’s users, net of the respective fee charged by Izipay, which are mainly settled the day after the transaction was made.

(**) Corresponds mainly to deferred fees for indirect loans (mainly guarantee letters) and the transactions registered in Izipay related to installments pending of accrual within the contract’s term with affiliated businesses.

(b) The following table presents, as of June 30, 2025 and December 31, 2024, the fair value of derivative financial instruments recorded as assets or liabilities, including their notional amounts.

	Assets	Liabilities	Notional amount	Effective part recognized in other comprehensive income during the year	Maturity	Hedged instruments	Caption of the consolidated statement of financial position where the hedged item has been recognized
As of June 30, 2025	S/(000)	S/(000)	S/(000)	S/(000)
Derivatives held for trading -
Forward exchange contracts	120,283	66,067	7,154,546	—	Between July 2025 and February 2027	-	-
Interest rate swaps	24,908	14,920	2,074,204	—	Between July 2025 and June 2036	-	-
Cross swaps	7,335	22,478	773,628	—	Between July 2025 and April 2030	-	-
Options	—	7	4,463	—	Between July 2025 and April 2026	-	-
	152,526	103,472	10,006,841	—
Derivatives held as hedges - Cash flow hedges:
Cross currency swaps (CCS)	—	50,540	1,062,600	9,618	October 2026	Corporate bonds	Bonds, notes and obligations outstanding
Cross currency swaps (CCS)	34,643	—	532,350	13,392	October 2027	Senior bond	Bonds, notes and obligations outstanding
Cross currency swaps (CCS)	—	8,000	70,980	1,903	October 2027	Due to banks	Due to banks and correspondents
Cross currency swaps (CCS)	—	7,979	70,980	1,842	October 2027	Due to banks	Due to banks and correspondents
Cross currency swaps (CCS)	—	1,917	35,490	704	October 2027	Senior bond	Bonds, notes and obligations outstanding
Cross currency swaps (CCS)	—	—	—	33	-	Senior bond	Bonds, notes and obligations outstanding
Cross currency swaps (CCS)	—	—	—	492	-	Senior bond	Bonds, notes and obligations outstanding
Cross currency swaps (CCS)	—	—	—	596	-	Due to banks	Due to banks and correspondents
	34,643	68,436	1,772,400	28,580
	187,169	171,908	11,779,241	28,580

	Assets	Liabilities	Notional amount	Effective part recognized in other comprehensive income during the year	Maturity	Hedged instruments	Caption of the consolidated statement of financial position where the hedged item has been recognized
As of December 31, 2024	S/(000)	S/(000)	S/(000)	S/(000)
Derivatives held for trading -
Forward exchange contracts	22,336	45,012	7,092,071	—	Between January 2025 and June 2026	-	-
Cross swaps	11,593	13,277	1,899,348	—	Between January 2025 and November 2029	-	-
Interest rate swaps	38,817	28,812	1,742,139	—	Between January 2025 and June 2036	-	-
Options	—	—	2,518	—	Between January 2025 and July 2025	-	-
	72,746	87,101	10,736,076	—
Derivatives held as hedges- Cash flow hedges:
Cross currency swaps (CCS)	5,953	3,415	1,129,200	(6,754)	October 2026	Corporate bonds	Bonds, notes and obligations outstanding
Cross currency swaps (CCS)	54,218	—	565,500	(10,463)	October 2027	Senior bond	Bonds, notes and obligations outstanding
Cross currency swaps (CCS)	3,168	—	188,200	1,002	June 2025	Due to banks	Due to banks and correspondents
Cross currency swaps (CCS)	—	404	188,200	742	May 2025	Due to banks	Due to banks and correspondents
Cross currency swaps (CCS)	—	5,518	75,400	(1,418)	October 2027	Senior bond	Bonds, notes and obligations outstanding
Cross currency swaps (CCS)	—	5,433	75,400	(1,537)	October 2027	Senior bond	Bonds, notes and obligations outstanding
Cross currency swaps (CCS)	7,116	—	75,280	588	February 2025	Due to banks	Due to banks and correspondents
Cross currency swaps (CCS)	—	417	37,700	(433)	October 2027	Senior bond	Bonds, notes and obligations outstanding
Cross currency swaps (CCS)	—	—	—	218	-	Due to banks	Due to banks and correspondents
Cross currency swaps (CCS)	—	—	—	632	-	Due to banks	Due to banks and correspondents
Cross currency swaps (CCS)	—	—	—	243	-	Due to banks	Due to banks and correspondents
	70,455	15,187	2,334,880	(17,180)
	143,201	102,288	13,070,956	(17,180)

(i) As of June 30, 2025 and December 31, 2024, certain derivative financial instruments hold collateral deposits; see Note 4(d).

(ii) For the designated hedging derivatives mentioned in the table above, changes in fair values of hedging instruments completely offset the changes in fair values of hedged items; therefore, there has been no hedge ineffectiveness as of June 30, 2025 and December 31, 2024. During 2025 and 2024, there were no discontinued hedges accounting.

(iii) Derivatives held for trading are traded mainly to satisfy clients’ needs. The Group may also take positions with the expectation of profiting from favorable movements in prices or rates. Also, this caption includes any derivatives which do not comply with IFRS 9 hedging accounting requirements.

9. Deposits and obligations

(a) This caption is made up as follows:

	30.06.2025	31.12.2024
	S/(000)	S/(000)
Time deposits	20,215,400	19,891,128
Saving deposits	19,910,796	19,411,720
Demand deposits	13,854,902	13,746,684
Compensation for service time	767,513	711,806
Other obligations	6,592	6,690
Total	54,755,203	53,768,028

(b) Interest rates applied to deposits and obligations are determined based on the market interest rates.

(c) As of June 30, 2025 and December 31, 2024, deposits and obligations of approximately S/19,682,644,000 and S/19,978,058,000, respectively, are covered by the Peruvian Deposit Insurance Fund. Likewise, at those dates, the coverage of the Deposit Insurance Fund by each client is up to S/120,500 and S/121,600, respectively.

10. Due to banks and correspondents

(a) This caption is comprised of the following:

	30.06.2025	31.12.2024
	S/(000)	S/(000)
By type -
Banco Central de Reserva del Peru (b)	2,570,338	1,756,687
Promotional credit lines	2,089,022	2,090,825
Loans received from foreign entities	2,232,278	3,304,169
Loans received from Peruvian entities	393,643	332,165
	7,285,281	7,483,846
Interest and commissions payable	49,823	78,211
	7,335,104	7,562,057
By term -
Short term	3,485,136	3,586,376
Long term	3,849,968	3,975,681
Total	7,335,104	7,562,057

(b) As part of the exceptional measures implemented to mitigate the financial and economic impact generated by the Covid-19 pandemic, the BCRP issued a series of regulations related to the loans repurchase agreements.As of June 30, 2025 and December 31, 2024, Interbank maintains this type of operations guaranteed by a loan portfolio for approximately S/19,003,000 and S/123,772,000, respectively. See Note 6(a).

11. Bonds, notes and other obligations

(a) This caption is comprised of the following:

Issuance	Issuer	Annual interest rate	Payment frequency	Maturity	Amount issued	30.06.2025	31.12.2024
					(000)	S/(000)	S/(000)
Local issuances
Subordinated bonds – third program (b)
Fourth - single series	Interseguro	7.09375%	Semi-annually	2034	US$34,780	123,191	130,912
Third - single series	Interseguro	4.84375%	Semi-annually	2030	US$25,000	88,550	94,100
						211,741	225,012
Subordinated bonds – fourth program
First (A series)	Interseguro	6.75%	Semi-annually	2034	US$28,706	101,677	108,049
First (B series)	Interseguro	6.50%	Semi-annually	2035	US$18,217	64,525	—
						166,202	108,049
Negotiable certificates of deposits – second program
First (A series)	Interbank	5.21875%	Annual	2025	S/112,964	112,886	110,010
First (B series)	Interbank	4.9375%	Annual	2025	S/138,435	137,199	133,852
First (C series)	Interbank	4.59375%	Annual	2025	S/102,000	99,952	97,643
						350,037	341,505
Corporate bonds – second program
Fifth (A series)	Interbank	3.41% + VAC (*)	Semi-annually	2029	S/150,000	150,000	150,000

Total local issuances						877,980	824,566
International issuances
Subordinated bonds	Interbank	4.000%	Semi-annually	2030	US$300,000	1,058,581	1,124,502
Corporate bonds	Interbank	5.000%	Semi-annually	2026	S/312,000	311,849	311,788
Corporate bonds	Interbank	3.250%	Semi-annually	2026	US$400,000	1,414,328	1,501,894
Senior bonds	IFS	4.125%	Semi-annually	2027	US$300,000	1,000,750	1,062,514
Subordinated bonds	Interbank	7.625%	Semi-annually	2034	US$300,000	1,056,793	1,122,122
Subordinated bonds	Interbank	6.397%	Semi-annually	2035	US$350,000	1,133,505	—
Total international issuances						5,975,806	5,122,820
Total local and international issuances						6,853,786	5,947,386
Interest payable						138,889	128,047
Total						6,992,675	6,075,433

(*) The Spanish term “Valor de actualización constante“ is referred to amounts in Soles indexed by inflation.

(b) International issuances are listed at the Luxembourg Stock Exchange. On the other hand, the local and international issuances include standard clauses of compliance with financial ratios, the use of funds and other administrative matters, which have met by the Group as of June 30, 2025 and December 31, 2024.

12. Assets and Liabilities for insurance and reinsurance contracts

(a) This caption is comprised of the following:

	30.06.2025			31.12.2024
	Assets	Liabilities	Net	Assets	Liabilities	Net
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Reinsurance contracts held (*)	(16,738)	1,584	(15,154)	(18,602)	1,968	(16,634)

Insurance contracts issued
Remaining coverage liability	(39,333)	12,255,699	12,216,366	—	12,335,922	12,335,922
Liability for claims incurred	—	265,355	265,355	—	186,430	186,430
Total insurance contracts issued (b) and (c)	(39,333)	12,521,054	12,481,721	—	12,522,352	12,522,352
Total reinsurance contracts held and issued	(56,071)	12,522,638	12,466,567	(18,602)	12,524,320	12,505,718

(*) Correspond to the ceded part of the reinsurance contracts mainly life insurance contracts.

(b) The composition of issued insurance contract liabilities is presented below:

	30.06.2025
	Liabilities remaining coverage		Liabilities remaining coverage for claims incurred in contracts measured by the general model (BBA) and variable rate model (VFA)		Liabilities Claim incurred contracts measured by the Premium Allocation Approach (PAA)
	Excluding loss component	Loss component	Fulfillment Cash Flows (FCF)	Risk Adjustment (RA)	Fulfillment Cash Flows (FCF)	Risk Adjustment (RA)	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Balance as of January 1, 2025	11,593,754	742,168	148,101	4,271	33,276	782	12,522,352
Insurance revenue	(531,692)	—	—	—	—	—	(531,692)
Contracts under fair value, BBA and VFA approach	(287,317)	—	—	—	—	—	(287,317)
Contracts under PAA approach	(244,375)	—	—	—	—	—	(244,375)
Insurance service expenses	86,557	(4,501)	201,424	(3,350)	179,491	4,031	463,652
Claims and other expenses incurred	—	—	466,966	44	136,420	4,031	607,461
Amortization of insurance acquisition cash flows	86,557	—	—	—	—	—	86,557
Gains on onerous contracts and reversals of those losses	—	(4,501)	—	—	—	—	(4,501)
Changes to liabilities for incurred claims	—	—	(265,542)	(3,394)	43,071	—	(225,865)
Insurance service result	(445,135)	(4,501)	201,424	(3,350)	179,491	4,031	(68,040)

Insurance financial expenses	400,802	14,818	—	—	—	—	415,620
Insurance financial result	296,424	14,818	—	—	—	—	311,242
Interest effect rate	104,378	—	—	—	—	—	104,378

Effect of movements in exchange rates	(264,233)	(12,666)	(2,614)	1,356	(419)	(7)	(278,583)
Total changes in the statement of income and other comprehensive income	(308,566)	(2,349)	198,810	(1,994)	179,072	4,024	68,997
Net cash flow and investment component	191,359	—	(224,610)	—	(76,377)	—	(109,628)
Premiums received	604,662	—	—	—	—	—	604,662
Claims and other expenses paid	—	—	(512,835)	—	(76,377)	—	(589,212)
Insurance acquisition cash flows	(125,078)	—	—	—	—	—	(125,078)
Investment component	(288,225)	—	288,225	—	—	—	—
Balance as of June 30, 2025	11,476,547	739,819	122,301	2,277	135,971	4,806	12,481,721

	31.12.2024
	Liabilities remaining coverage		Liabilities remaining coverage for claims incurred in contracts measured by the general model (BBA) and variable rate model (VFA)		Liabilities Claim incurred contracts measured by the Premium Allocation Approach (PAA)
	Excluding loss component	Loss component	Fulfillment Cash Flows (FCF)	Risk Adjustment (RA)	Fulfillment Cash Flows (FCF)	Risk Adjustment (RA)	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Balance as of January 1, 2024	11,301,149	699,071	155,649	5,257	43,237	1,278	12,205,641
Insurance revenue	(768,758)	—	—	—	—	—	(768,758)
Contracts under fair value, BBA and VFA approach	(545,835)	—	—	—	—	—	(545,835)
Contracts under PAA approach	(222,923)	—	—	—	—	—	(222,923)
Insurance service expenses	136,433	6,872	454,446	(990)	101,245	(497)	697,509
Claims and other expenses incurred	—	—	979,959	106	47,549	(497)	1,027,117
Amortization of insurance acquisition cash flows	136,433	—	—	—	—	—	136,433
Gains on onerous contracts and reversals of those losses	—	6,872	—	—	—	—	6,872
Changes to liabilities for incurred claims	—	—	(525,513)	(1,096)	53,696	—	(472,913)
Insurance service result	(632,325)	6,872	454,446	(990)	101,245	(497)	(71,249)

Insurance financial expenses	622,647	32,557	—	—	—	—	655,204
Insurance financial result	563,093	32,557	—	—	—	—	595,650
Interest effect rate	59,554	—	—	—	—	—	59,554

Effect of movements in exchange rates	67,098	3,668	292	4	146	1	71,209
Total changes in the statement of income and other comprehensive income	57,420	43,097	454,738	(986)	101,391	(496)	655,164
Net cash flow and investment component	235,185	—	(462,286)	—	(111,352)	—	(338,453)
Premiums received	1,029,082	—	—	—	—	—	1,029,082
Claims and other expenses paid	—	—	(1,039,615)	—	(111,352)	—	(1,150,967)
Insurance acquisition cash flows	(216,568)	—	—	—	—	—	(216,568)
Investment component	(577,329)	—	577,329	—	—	—	—
Balance as of December 31, 2024	11,593,754	742,168	148,101	4,271	33,276	782	12,522,352

(c) Following is the present value estimates of future cash flows, risk adjustment and the contractual service margin (CSM) for portfolios included in the life insurance unit of insurance contracts issued:

	30.06.2025				31.12.2024
	Estimates of the present value of future cash flows	Risk Adjustment	Contractual Service Margin	Total	Estimates of the present value of future cash flows	Risk Adjustment	Contractual Service Margin	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Balance as of January 1	11,305,123	277,284	870,851	12,453,258	11,072,275	302,764	742,870	12,117,909
Changes that relate to current services
Contractual service margin recognized for services provided	—	—	(44,144)	(44,144)	—	—	(94,596)	(94,596)
Risk adjustment recognized for the risk expired	—	(10,152)	—	(10,152)	—	(12,257)	—	(12,257)
Experience adjustments	(31,701)	—	—	(31,701)	(30,427)	—	—	(30,427)
Changes that relate to future services
Contracts initially recognized in the period	(159,076)	9,027	169,707	19,658	(260,895)	13,417	269,737	22,259
Changes in estimates that adjust the contractual service margin	35,603	(2,128)	(33,475)	—	101,713	(6,470)	(95,243)	—
Changes in estimates that do not adjust the contractual service margin	17,091	(8,658)	—	8,433	88,456	(36,502)	—	51,954
Changes that relate to past services
Adjustments to liabilities for incurred claims	(24,526)	(2,010)	—	(26,536)	(6,806)	—	—	(6,806)
Insurance service result	(162,609)	(13,921)	92,088	(84,442)	(107,959)	(41,812)	79,898	(69,873)

Insurance financial expenses	334,535	10,216	24,810	369,561	593,390	15,090	46,348	654,828
Insurance financial result	230,157	10,216	24,810	265,183	533,836	15,090	46,348	595,274
Interest rate effect (*)	104,378	—	—	104,378	59,554	—	—	59,554

Effect of movements in Exchange rates	(219,710)	(4,996)	(6,891)	(231,597)	68,328	1,242	1,735	71,305
Total changes in the statement of income and other comprehensive income	(47,784)	(8,701)	110,007	53,522	553,759	(25,480)	127,981	656,260
Cash flows	(160,977)	—	—	(160,977)	(320,911)	—	—	(320,911)
Premiums received	401,808	—	—	401,808	812,221	—	—	812,221
Claims and other expenses paid	(512,835)	—	—	(512,835)	(1,039,615)	—	—	(1,039,615)
Insurance acquisition cash flows	(49,950)	—	—	(49,950)	(93,517)	—	—	(93,517)
Balances	11,096,362	268,583	980,858	12,345,803	11,305,123	277,284	870,851	12,453,258

(*) Balance does not include PPA movement of LRC and LIC amounting to S/135,918,000 and S/69,094,000 as of June 30, 2025 and December 31, 2024, respectively.

(d) Following is the CSM movement for insurance contract portfolios using the fair value approach, as of June 30, 2025 and December 31, 2024:

	30.06.2025	31.12.2024
	S/(000)	S/(000)
Contractual Service Margin as of January 1	870,851	742,870
Changes that relate to current services
Contractual service margin recognized for services provided	(44,144)	(94,596)
Changes that relate to future services
Contracts initially recognized in the period	169,707	269,737
Changes in estimates that adjust the contractual service margin	(33,475)	(95,243)
Insurance service result	92,088	79,898
Insurance financial expenses	24,810	46,348
Effect of movements in exchange difference	(6,891)	1,735
Total changes in the statement of income	110,007	127,981
Other movements	—	—
Balance	980,858	870,851

(e) Reconciliation of the amount included in net unrealized results for insurance premium reserves. On transition to IFRS 17, the Group applied the fair value approach for certain groups of contracts with term-life cover and surrender options. The movement in the fair value reserve for related financial assets measured at fair value through other comprehensive income is disclosed below:

	30.06.2025	31.12.2024
	S/(000)	S/(000)
Cumulative other comprehensive income, opening balance	682,727	744,116
Losses recognized in other comprehensive income in the period	(104,378)	(59,554)
Rate effect of “Renta Particular” contract (*)	2,452	1,065
Others	(1,450)	(2,900)
Cumulative other comprehensive income, closing balance	579,351	682,727

(*) Comprises the variation in market interest rate of contracts with investment component recorded in the caption “other accounts payable, provisions and other liabilities”, see Note 8.

13. Equity, net

(a) Capital stock and distribution of dividends -

IFS’s shares are listed on the Lima Stock Exchange and, since July 2019, they are listed also on the New York Stock Exchange. IFS’s shares have no nominal value and their issuance value was US$9.72 per share. As of June 30, 2025 and December 31, 2024, IFS’s capital stock is represented by 115,447,705 subscribed and paid-in common shares.

The General Shareholders’ Meeting of IFS held on March 31, 2025, agreed to distribute dividends charged to profits for the year 2024 for approximately US$115,443,000 (equivalent to S/420,096,000); at a rate of US$1.00 per share, paid in May 2025.

The General Shareholders’ Meeting of IFS held on April 1, 2024, agreed to distribute dividends charged to profits for the year 2023 for approximately US$115,443,000 (equivalent to S/427,369,000); at a rate of US$1.00 per share, paid on April 29, 2024.

(b) Treasury stock -

On March 31, 2023, IFS’s shareholders approved the Share Repurchase Program for an amount of up to US$100 million of common shares (“2023 Share Repurchase Program”). Additionally, on March 31, 2025, IFS’s shareholders approved a new Share Repurchase Program, which is expected to begin after the previous program is exhausted or terminated.

As of June 30, 2025 and December 31, 2024, the Company and certain subsidiaries hold 3,886,000 and 2,159,000 shares issued by IFS, with an acquisition cost equivalent to S/405,715,000 and S/206,997,000, respectively.

(c) Capital surplus -

Corresponds to the difference between the nominal value of the shares issued and their public offerings price, which were performed in 2007 and 2019. Capital surplus is presented net of the expenses incurred and related to the issuance of such shares.

(d) Reserves -

The Board of Directors’ Meeting of IFS held on March 31, 2025, agreed to constitute reserves for S/800,000,000 charged to retained earnings.

The Board of Directors’ Meeting of IFS held on November 12, 2024, agreed to constitute reserves for S/2,300,000,000 charged to retained earnings.

(e) Equity for legal purposes (regulatory capital) -

Within the framework of the Consolidated Supervision set out by the Regulation for the Consolidated Supervision of Financial and Mixed Conglomerates, approved by SBS Resolution No. 11823-2010 and amendments, the Intercorp Group must meet certain capital requirements as well as global and concentration limits, among other requirements, applicable to its Financial Group, which is defined by the SBS. As of June 30, 2025 and December 31, 2024, the Intercorp Group's Financial Group is comprised of Intercorp Financial Services Inc. and its subsidiaries plus Financiera Oh, a related entity and subsidiary of Intercorp Perú Ltd.

On the other hand, Interbank, Interseguro and Inteligo Bank (a Subsidiary of Inteligo Group Corp.), are individually supervised by their respective regulators. In this context, they are also subject to capital requirements and global and concentration limits, among other requirements, which are calculated based on the separate financial statement of each Subsidiary and prepared following the accounting principles and practices of their respective regulators (the SBS or the Central Bank of the Bahamas, in the case of Inteligo Bank).

As of June 30, 2025 and December 31, 2024, the Company and its subsidiaries have complied with the capital requirements and complementary provisions established by their regulators for consolidated and individual supervision purposes, as applicable.

14. Tax situation

(a) IFS is incorporated and domiciled in the Republic of Panama, is not subject to any Income Tax, or any other taxes on capital gains, equity or property. The Subsidiaries incorporated and domiciled in Peru (see Note 2) are subject to the Peruvian Tax legislation; see paragraph (c).

Peruvian life insurance companies are exempt from Income Tax regarding the income derived from assets linked to technical reserves for pension insurance and pensions from the Private Pension Fund Administration System; as well as income generated through assets related to life insurance contracts with savings component.

In Peru, all income from Peruvian sources obtained from the direct or indirect sale of shares of stock capital representing participation of legal persons domiciled in the country are subject to income tax. For that purpose, an indirect sale shall be considered to have occurred when shares of stock or ownership interests of a legal entity are sold and this legal entity is not domiciled in the country and, in turn, is the holder — whether directly or through other legal entity or entities — of shares of stock or ownership interests of one or more legal entities domiciled in the country, provided that certain conditions established by law occur.

In this sense, the Act states that an assumption of indirect transfer of shares arises when in any of the 12 months prior to disposal, the market value of shares or participation of the legal person domiciled is equivalent to 50 percent or more of the market value of shares or participation of the legal person non-domiciled. Additionally, as a concurrent condition, it is established that in any period of 12 months shares or participations representing 10 percent or more of the capital of legal persons non-domiciled be disposal.

Also, an indirect disposal assumption arises when the total amount of the shares of the domiciled legal person whose indirect disposal is performed, is equal or greater than 40,000 Taxation Units (henceforth “UIT”, by its Spanish acronym).

(b) Legal entities or individuals not domiciled in Peru are subject to an additional tax (equivalent to 5 percent) on dividends received from entities domiciled in Peru. The corresponding tax is withheld by the entity that distributes the dividends. In this regard, since IFS controls the entities that distribute the dividends, it records the amount of the Income Tax on dividends as expense of the financial year of the dividends received. In this sense,as of June 30, 2025 and 2024, the Company has recorded a provision for S/20,602,000 and S/11,652,000, respectively, in the caption “Income Tax” of the interim consolidated statement of income.

(c) IFS’s Subsidiaries incorporated in Peru are subject to the payment of Peruvian taxes; hence, they must calculate their tax expenses on the basis of their separate financial statements. The Income Tax rate as of June 30, 2025 and December 31, 2024, was 29.5 percent, over the taxable income.

(d) The peruvian Tax Authority (henceforth “Superintendencia Nacional de Aduanas y Administración Tributaria” or “SUNAT”, by its Spanish acronym) is legally entitled to review, if applicable, modify the income tax for up to four years subsequent to the date at which the tax return regarding a taxable period must be filed.

Following is the detail of the taxable periods subject to inspection by the SUNAT as of June 30, 2025:

Entity	Periods subject to review
Interbank	From 2021 to 2024
Interseguro	From 2021 to 2024
Izipay	From 2020 to 2024
Procesos de Medios de Pago	From 2021 to 2024

Due to the possible interpretations that the SUNAT may have on the legislation in force, it is not possible to determine at this date whether or not the reviews carried out will result in liabilities for the Subsidiaries; therefore, any higher tax or surcharge that may result from possible tax reviews would be applied to the results of the year in which it is determined.

In the normal course of its operations, some subsidiaries maintain tax procedures related with activities performed in Peru. Following is the description of the most relevant tax procedures:

Interbank:

- Tax periods from 2000 to 2006:

For these periods, the most relevant matter subject to discrepancy with SUNAT corresponds to whether the “interest in suspense” are subject to Income Tax or not. In this sense, Interbank considers that the interest in suspense does not constitute accrued income, in accordance with the SBS’s regulations and IFRS accounting standards, which is also supported by a ruling by the Permanent Constitutional and Social Law Chamber of the Supreme Court issued in August 2009 and a pronouncement in June 2019.

In this context, regarding the Tax Period 2003 review, and after a long claim process in multiple instances, in October 2024, through Resolution of Coactive Collection, SUNAT required Interbank the payment of the liability from the third-category Income Tax corresponding the period 2003 for approximately S/17,800,000 (including taxes, fines and arrears). Although this amount was paid by Interbank in November 2024, the case continues at the Judiciary and the payment made has been recorded as “Tax paid to recover” in the caption “Other accounts receivable and other assets, net”; see Note 8(a).

Regarding Tax Period 2004 review, in May 2025, through Resolution of Coactive Collection, SUNAT required Interbank to pay the tax liability regarding the advance payments of the Income Tax corresponding to the periods March to December 2004, for approximately S/7,000,000 (including fines and arrears). Interbank paid in May 2025; however, the case continues its course at the Judiciary. This payment has been recorded as “Tax paid to recover” in the caption “Other accounts receivable and other assets, net”; see Note 8(a).

Regarding Tax Period 2005 review, in March 2025, through Resolution of Coactive Collection, SUNAT notified the payment of the tax liability for S/11,300,000 (comprising the tax, fines and arrears), Interbank paid in April 2025; however, the process is under way in the Judiciary. This payment has been recorded as “Tax paid to recover” in the caption “Other accounts receivable and other assets, net”; see Note 8(a).

On the other hand, regarding Tax period 2006 review, Interbank was notified with Resolutions of Coactive Collection regarding the Income Tax and the advance payments of the third-category Income Tax for approximately S/3,100,000 and S/28,800,000, respectively. Interbank paid in June 2025; however, the case continues its course at Judiciary. This payment has been recorded as “Tax paid to recover” in the caption “Other accounts receivable and other assets, net”; see Note 8(a).

- Tax period 2010:

In February 2017, SUNAT closed the audit procedure corresponding to the Income Tax for the year 2010. Interbank paid the debt under protest and filed a claim recourse. As of the date of this report, the procedure has been appealed, and it is pending resolution by the Tax Court.

- Tax period 2012:

In July 2020, Interbank was notified of the Determination and Penalty Resolutions corresponding to the audit of the third-category Income Tax for the fiscal year 2012. As of June 30, 2025 and December 31, 2024, the tax debt claimed by the SUNAT amounted to S/14,600,000. As of the date of this report, the process is on appeal, pending resolution by the Tax Court.

- Tax period 2013:

In December 2022, the SUNAT through Resolution of Coactive Collection, notified the payment of the third-category Income Tax debt corresponding to the period 2013, for approximately S/62,000,000 (which includes the tax, fines and interest arrears) Interbank paid in February 2023; however, the process continues before the Judiciary instance. This payment was recorded as “Tax paid to recover”, in the caption “Other accounts receivable and other assets, net”; see Note 8(a).

On the other hand, tax audits for periods 2014, 2015, 2017 and 2018 are under appeal, pending resolution by the Tax Court.

- Tax period 2019:

In October 2023 and February 2024, SUNAT notified the beginning of the audit process to Interbank regarding the third-category Income Tax and Transfer Pricing corresponding to the period 2019, respectively. .In May 2025,

Interbank was notified with Resolutions of Determination and of Penalties corresponding the Income Tax and advance payments of the third-category Income Tax for the period 2019, for approximately S/5,000,000, Interbank paid and recorded this amount as “Tax paid to recover”, in the caption “Other accounts receivable and other assets, net”, see Note 8(a).

As of the date of this report, the 2020 tax period is under audit.

In the opinion of Management and its legal advisors, any eventual additional tax payment would not be significant for the financial statements as of June 30, 2025, and December 31, 2024.

Proceso de Medios de Pago:

In December 2024, SUNAT concluded the definite audit procedure of the Income Tax for the period 2020, without material observations.

Izipay:

As of June 30, 2025 and December 31, 2024, Izipay maintains carryforward tax losses amounting to S/82,951,339 and S/70,043,812, respectively. In application of current tax regulations, Management opted for system “B” to offset its tax losses. Through this system, the tax loss may be offset against the net income obtained in the following years, up to 50 percent of said income until they are extinguished; therefore, they do not have an expiration date.

In the opinion of IFS Management, its Subsidiaries and its legal advisors, any eventual additional tax would not be significant for the financial statements as of June 30, 2025 and December 31, 2024.

(e) IFS’s Subsidiaries recognize the period’s Income Tax expense using the best estimate of the tax rate. The table below presents the amounts reported in the interim consolidated statements of income:

	For the six-month ended as of June 30,

	2025	2024
	S/(000)	S/(000)
Current – Expense	254,903	1,470
Current – Dividend expense, Note 14(b)	20,602	11,652
Deferred – (Income) expense	(21,528)	79,849
	253,977	92,971

(f) In 2024, The Bahamas implemented a Qualified Domestic Minimum Top-Up Tax (QDMTT) pursuant to the rules of the global minimum corporate tax rate, published by the Organization for Economic Co-operation and Development (“OECD”). This tax is applicable starting in the period 2025 to multinational groups with consolidated annual revenues of at least €750,000,000, which will be subject to a minimum effective tax rate of 15 percent.

15. Interest income and expenses, and similar accounts

This caption is comprised of the following:

	30.06.2025	30.06.2024
	S/(000)	S/(000)
Interest and similar income
Interest on loan portfolio	2,510,051	2,579,637
Impact from the modification of contractual cash flows due to the loan rescheduling schemes	(702)	3,083
Interest on investments at fair value through other comprehensive income	598,181	632,451
Interest on due from banks and inter-bank funds	166,490	188,429
Interest on investments at amortized cost	114,333	101,087
Dividends on financial instruments	49,700	25,679
Others	6,725	6,943
Total	3,444,778	3,537,309
Interest and similar expenses
Interest and fees on deposits and obligations	(639,627)	(790,059)
Interest and fees on obligations with financial institutions	(203,010)	(249,108)
Interest on bonds, notes and other obligations	(201,208)	(163,683)
Insurance contract expense with investment component	(51,950)	(38,430)
Deposit insurance fund fees	(44,501)	(41,468)
Interest on lease payments	(4,767)	(3,504)
Others	(4,275)	(4,070)
Total	(1,149,338)	(1,290,322)

16. Fee income from financial services, net

(a)
This caption is comprised of the following:

	30.06.2025	30.06.2024
	S/(000)	S/(000)
Income
Performance obligations at a point in time:
Accounts maintenance, carriage, transfers, and debit and credit card fees	380,716	360,990
Income from services (acquirer and issuer role) (b)	364,068	355,682
Banking service fees	115,458	99,275
Brokerage and custody services	5,368	4,216
Others	12,757	15,849

Performance obligations over time:
Funds management	86,422	74,904
Contingent loans fees	33,022	33,694
Collection services	25,903	27,267
Others	16,239	10,107
Total	1,039,953	981,984
Expenses
Expenses for services (acquirer and issuer role) (b)	(174,116)	(163,916)
Credit cards	(78,789)	(100,106)
Credit card processing commissions	(56,766)	(49,518)
Local banks fees	(36,237)	(31,985)
Digital services fees	(34,953)	(22,231)
Credit life insurance premiums	(32,004)	(36,050)
Foreign banks fees	(13,314)	(12,402)
Others	(18,385)	(17,812)
Total	(444,564)	(434,020)
Net	595,389	547,964

(b) Corresponds to the management and operation of the shared service of transaction processing of credit and debit cards, for clients of Izipay.

17. Other income and (expenses)

This caption is comprised of the following:

	30.06.2025	30.06.2024
	S/(000)	S/(000)
Other income
Gain from sale of written-off-loans	20,010	1,012
Maintenance, installation and sale of POS equipment	9,497	11,850
Services rendered to third parties	3,592	4,294
Participation in investments in associates	3,570	2,552
Income from ATM rentals	2,668	2,697
Other technical income from insurance operations	920	2,044
Others	27,730	25,064
Total other income	67,987	49,513
Other expenses
Commissions from insurance activities	(29,513)	(24,948)
Administrative and tax penalties	(9,087)	(7,160)
Expenses related to rental income	(7,523)	(5,103)
Sundry technical insurance expenses	(6,983)	(6,856)
Provision for accounts receivable	(4,793)	(5,639)
Provision for sundry risk	(3,937)	(9,773)
Donations	(2,206)	(2,263)
Others	(14,582)	(25,882)
Total other expenses	(78,624)	(87,624)

.

18. Result from insurance activities

(a) This caption is comprised of the following:

	30.06.2025				30.06.2024
	Massive	Pensions	Life	Total	Massive	Pensions	Life	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Insurance service income -
Contracts measured under BBA and VFA (*):
CSM recognized for services rendered	24,817	2,354	16,973	44,144	31,299	1,800	13,737	46,836
Change in Risk adjustment for non-financial risk	1,318	7,697	576	9,591	1,175	(216)	(635)	324
Insurance service expenses and expected claims incurred	33,641	144,252	46,265	224,158	33,626	139,877	34,362	207,865
Recovery of cash for insurance acquisition	2,417	393	6,614	9,424	2,289	230	4,471	6,990

Contracts measured under PAA:
Premiums assigned to the period	121,442	119,866	3,067	244,375	111,169	—	1,996	113,165
	183,635	274,562	73,495	531,692	179,558	141,691	53,931	375,180

Insurance service expenses -
Claims incurred expenses and other expenses	(50,424)	(491,735)	(65,302)	(607,461)	(42,100)	(405,583)	(63,893)	(511,576)
Onerous contract losses and loss reversion	(157)	2,013	2,645	4,501	5,471	(30,486)	4,512	(20,503)
Amortization of insurance acquisition cash flows	(79,550)	(393)	(6,614)	(86,557)	(58,291)	(230)	(4,471)	(62,992)
Changes to liabilities for incurred claims	(27,598)	223,535	29,928	225,865	(36,452)	241,882	29,486	234,916
	(157,729)	(266,580)	(39,343)	(463,652)	(131,372)	(194,417)	(34,366)	(360,155)
Insurance service results	25,906	7,982	34,152	68,040	48,186	(52,726)	19,565	15,025
Reinsurance income	(1,638)	(1,086)	(5,772)	(8,496)	(2,482)	(1,791)	(1,578)	(5,851)
Financial result of insurance operations (b)	—	(285,225)	(26,017)	(311,242)	—	(277,221)	(16,434)	(293,655)
Result from insurance activities (**)	24,268	(278,329)	2,363	(251,698)	45,704	(331,738)	1,553	(284,481)

(*) BBA Method (Building Block Approach) and VFA Method (Variable Fee Approach).

(**) Before expenses attributed to the insurance activity that are presented in the caption “Other expenses” in the interim consolidated statement of income, and that correspond to salaries and employee benefits, administrative expenses, depreciation and amortization, and other expenses for S/206,214,000 and S/182,990,000 as of June 30, 2025 and 2024, respectively. See also segment information in Note 21.

(b) The composition of the financial result of insurance operations, is as follows:

	30.06.2025			30.06.2024
	Pensions	Life	Total	Pensions	Life	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Financial expenses for issued insurance contracts -
Changes in the obligation to pay the fair value holder of the underlying assets of direct participation agreements due to the investment’s return	—	(6,515)	(6,515)	—	(1,015)	(1,015)
Interest credited	(284,996)	(21,330)	(306,326)	(277,270)	(15,842)	(293,112)
Changes in interest rate and other financial hypotheses	(213)	2,196	1,983	49	231	280
Effect of changes in current estimates and in CSM adjustment rates in relation to the rates used in the initial recognition	(16)	(368)	(384)	—	192	192
	(285,225)	(26,017)	(311,242)	(277,221)	(16,434)	(293,655)

Financial income from insurance contracts -
Interest credited	—	—	—	—	—	—
Effect of changes in interest rates and other financial hypotheses	—	—	—	—	—	—
Exchange differences	—	—	—	—	—	—
Effect of changes in current estimates and in CSM adjustment rates in relation to the rates used in the initial recognition	—	—	—	—	—	—
	—	—	—	—	—	—
Result from insurance activities	(285,225)	(26,017)	(311,242)	(277,221)	(16,434)	(293,655)

19. Earnings per share

The following table presents the calculation of the weighted average number of shares and the basic and diluted earnings per share, determined and calculated based on the earnings attributable to the Group:

	Outstanding shares	Shares considered in computation	Effective days in the period	Weighted average number of shares outstanding
	(in thousands)	(in thousands)		(in thousands)
Period 2024
Balance as of January 1	114,480	114,480	180	114,480
Purchase of treasury stock	(2)	(2)	11	(0)
Balance as of June 30, 2024	114,478	114,478		114,480
Net earnings attributable to IFS’s shareholders for the period S/(000)				424,667
Earnings per share attributable to IFS’s shareholders in Soles (basic and diluted)				3.710
Period 2025
Balance as of January 1	113,288	113,288	180	113,288
Purchase of treasury stock	(1,727)	(1,727)	62	(592)
Balance as of June 30, 2025	111,561	111,561		112,696
Net earnings attributable to IFS’s shareholders for the period S/(000)				1,020,752
Earnings per share attributable to IFS’s shareholders in Soles (basic and diluted)				9.058

20. Transactions with related parties and affiliated entities

(a) The table below presents the main transactions with related parties and affiliated entities as of June 30, 2025 and December 31, 2024 and for the six-month period ended June 30, 2025 and 2024:

	30.06.2025	31.12.2024
	S/(000)	S/(000)
Assets
Instruments at fair value through profit or loss	287	819
Investments at fair value through other comprehensive income	73,779	72,906
Loans, net (b)	1,711,642	1,805,083
Accounts receivable	88,873	87,889
Other assets	8,442	11,454
Liabilities
Deposits and obligations	784,339	1,084,713
Other liabilities	120,947	224,391
Off-balance sheet accounts
Indirect loans (b)	66,003	59,399

	30.06.2025	30.06.2024
	S/(000)	S/(000)
Income (expenses)
Interest and similar income	68,783	59,003
Rental income	15,931	14,313
Interest and similar expenses	(9,020)	(16,805)
Administrative expenses	(18,762)	(20,545)
Loss on sale of investment property	320	(3,176)
Others, net	29,649	30,139

(b) As of June 30, 2025 and December 31, 2024, the detail of loans is the following:

	30.06.2025			31.12.2024
	Direct Loans	Indirect Loans	Total	Direct Loans	Indirect Loans	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Affiliated	1,207,637	15,113	1,222,750	1,502,218	3,409	1,505,627
Associates	504,005	50,890	554,895	302,865	55,990	358,855
	1,711,642	66,003	1,777,645	1,805,083	59,399	1,864,482

(c) As of June 30, 2025 and December 31, 2024, the directors, executives and employees of the Group have been involved in credit transactions with certain subsidiaries of the Group, between the permitted limits by Peruvian law for financial entities. As of June 30, 2025 and December 31, 2024, direct loans to employees, directors and executives amounted to S/253,555,000 and S/235,235,000, respectively; said loans are repaid monthly and bear interest at market rates.

There are no loans to the Group’s directors and key personnel guaranteed with shares of any Subsidiary.

(d) The Group’s key personnel basic remuneration for the six-month period ended June 30, 2025 and 2024, is presented below:

	30.06.2025	30.06.2024
	S/(000)	S/(000)
Salaries	20,470	19,285
Board of Directors’ compensations	2,080	2,004
Total	22,550	21,289

(e) As of June 30, 2025 and December 2024, the Group holds participation in different mutual funds that are managed by its subsidiary Interfondos, which are classified as investments at fair value through profit or loss for S/442,000 and S/2,364,000, respectively.

(f) In Management’s opinion, transactions with related companies have been performed under market conditions and within the limits permitted by the SBS.

21. Business segments

The Chief Operating Decision Maker (“CODM”) of IFS is the Chief Executive Officer (“CEO”).

The business segments monitor the operating results of their business units separately in order to make decisions on the distribution of resources and performance assessment. The segments' performance is assessed based on operating profit or loss and is measured consistently with operating profit or loss in the consolidated financial statements. Transfer prices between operating segments are on an arm’s length basis in a manner similar to transactions with third parties.

As of June 30, 2025 and December 31, 2024, the Group presents three operating business segments:

Banking -

Mainly loans, credit facilities, deposits and current accounts.

Insurance -

It provides life annuity products with single-premium payment and conventional life insurance products, as well as other retail insurance products.

Wealth management -

It provides brokerage and investment management services. Inteligo serves mainly Peruvian citizens.

The following table presents the Group’s financial information by business segments for the six-month period ended June 30, 2025 and 2024:

	30.06.2025
	Banking	Insurance	Wealth management	Holding, other subsidiaries and eliminations (*)	Total consolidated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Consolidated statement of income data
Interest and similar income	2,892,655	479,205	83,688	(10,770)	3,444,778
Interest and similar expenses	(1,008,785)	(93,648)	(49,112)	2,207	(1,149,338)
Net interest and similar income	1,883,870	385,557	34,576	(8,563)	2,295,440
Loss due to impairment of loans	(651,266)	—	(12)	—	(651,278)
(Loss) recovery due to impairment of financial investments	(213)	(59,398)	(151)	14	(59,748)
Net interest and similar income after impairment loss on loans	1,232,391	326,159	34,413	(8,549)	1,584,414
Fee income from financial services, net	425,860	(6,391)	95,530	80,390	595,389
Net gain (loss) on sale of financial investments	23,634	12,949	(1,657)	—	34,926
Other income	280,426	84,463	135,650	113,358	613,897
Result from insurance activities	—	(45,475)	—	(9)	(45,484)
Depreciation and amortization	(150,688)	(9,812)	(4,056)	(48,110)	(212,666)
Other expenses	(934,755)	(212,400)	(82,496)	(85,158)	(1,314,809)
Income before translation result and Income Tax	876,868	149,493	177,384	51,922	1,255,667
Exchange difference	(398)	23,844	2,549	(1,979)	24,016
Income Tax	(205,588)	—	(25,454)	(22,935)	(253,977)
Net profit for the period	670,882	173,337	154,479	27,008	1,025,706
Attributable to:
IFS’s shareholders	670,882	173,337	154,479	22,054	1,020,752
Non-controlling interest	—	—	—	4,954	4,954
	670,882	173,337	154,479	27,008	1,025,706

(*) Corresponds to financial information of IFS and other subsidiaries, as well as consolidation adjustments and elimination of intercompany transactions.

	30.06.2024
	Banking	Insurance	Wealth management	Holding, other subsidiaries and eliminations (*)	Total consolidated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Consolidated statement of income data
Interest and similar income	2,994,774	444,676	92,301	5,558	3,537,309
Interest and similar expenses	(1,155,595)	(78,757)	(54,769)	(1,201)	(1,290,322)
Net interest and similar income	1,839,179	365,919	37,532	4,357	2,246,987
Loss on loans, net of recoveries	(1,022,794)	—	(459)	—	(1,023,253)
Loss due to impairment of financial investments	(1,062)	(32,829)	(2)	(44)	(33,937)
Net interest and similar income after impairment loss on loans	815,323	333,090	37,071	4,313	1,189,797
Fee income from financial services, net	370,932	(5,087)	80,716	101,403	547,964
Net gain (loss) on sale of financial investments	8,241	(6,516)	(2,554)	—	(829)
Other income	238,860	58,520	(1,426)	28,849	324,803
Result from insurance activities	—	(101,470)	—	(21)	(101,491)
Depreciation and amortization	(150,600)	(10,925)	(4,417)	(42,263)	(208,205)
Other expenses	(851,708)	(186,505)	(71,807)	(91,106)	(1,201,126)
Income before translation result and Income Tax	431,048	81,107	37,583	1,175	550,913
Exchange difference	865	(22,389)	(5)	(9,088)	(30,617)
Income Tax	(70,872)	—	(5,271)	(16,828)	(92,971)
Net profit (loss) for the period	361,041	58,718	32,307	(24,741)	427,325
Attributable to:
IFS’s shareholders	361,041	58,718	32,307	(27,399)	424,667
Non-controlling interest	—	—	—	2,658	2,658
	361,041	58,718	32,307	(24,741)	427,325

(*) Corresponds to financial information of IFS and other subsidiaries, as well as consolidation adjustments and elimination of intercompany transactions.

	30.06.2025
	Banking	Insurance	Wealth management	Holding, other subsidiaries and eliminations (*)	Total consolidated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Capital investments (**)	182,159	39,457	4,205	24,665	250,486
Total assets	75,664,864	16,631,847	4,580,435	715,184	97,592,330
Total liabilities	66,324,738	15,979,073	3,515,352	281,567	86,100,730

	31.12.2024
	Banking	Insurance	Wealth management	Holding, other subsidiaries and eliminations (*)	Total consolidated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Capital investments (**)	277,836	65,335	5,879	62,815	411,865
Total assets	73,626,419	16,175,883	4,316,010	1,385,469	95,503,781
Total liabilities	64,753,475	15,618,274	3,271,899	881,538	84,525,186

(*) Corresponds to financial information of IFS and other subsidiaries, as well as consolidation adjustments and elimination of intercompany transactions.

(**) It includes the purchase of property, furniture and equipment, intangible assets and investment properties.

The distribution of the Group’s total income based on the location of the customer and its assets for the six-month period ended June 30, 2025, is S/5,384,403,000 in Peru and S/280,844,000 in Panama (for the semester ended June 30, 2024, was S/5,073,245,000 in Peru and S/145,202,000 in Panama). The distribution of the Group’s total assets based on the location of the customer and its assets as of June 30, 2025 is S/93,140,040,000 in Peru and S/4,452,290,000 in Panama (for the year ended December 31, 2024, was S/91,323,869,000 in Peru and S/4,179,912,000 in Panama).

22. Financial instruments classification

The financial assets and liabilities of the consolidated statement of financial position as of June 30, 2025 and December 31, 2024, are presented below.

	As of June 30, 2025
	At fair value through profit or loss	Debt instruments measured at fair value through other comprehensive income	Equity instruments measured at fair value through other comprehensive income	Amortized cost	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Financial assets
Cash and due from banks	—	—	—	13,121,263	13,121,263
Inter-bank funds	—	—	—	53,136	53,136
Financial investments	1,958,727	21,295,297	512,131	3,981,280	27,747,435
Loans, net	—	—	—	50,415,084	50,415,084
Due from customers on acceptances	—	—	—	4,967	4,967
Other accounts receivable and other assets, net	187,169	—	—	1,145,799	1,332,968
Reinsurance contracts assets	—	—	—	56,071	56,071
	2,145,896	21,295,297	512,131	68,777,600	92,730,924
Financial liabilities
Deposits and obligations	—	—	—	54,755,203	54,755,203
Inter-bank funds	—	—	—	257,333	257,333
Due to banks and correspondents	—	—	—	7,335,104	7,335,104
Bonds, notes and other obligations	—	—	—	6,992,675	6,992,675
Due from customers on acceptances	—	—	—	4,967	4,967
Insurance and reinsurance contract liabilities	—	—	—	12,522,638	12,522,638
Other accounts payable, provisions and other liabilities	183,436	—	—	3,685,751	3,869,187
	183,436	—	—	85,553,671	85,737,107

	As of December 31, 2024
	At fair value through profit or loss	Debt instruments measured at fair value through other comprehensive income	Equity instruments measured at fair value through other comprehensive income	Amortized cost	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Financial assets
Cash and due from banks	—	—	—	12,615,226	12,615,226
Inter-bank funds	—	—	—	220,060	220,060
Financial investments	1,776,567	20,724,892	458,268	3,898,198	26,857,925
Loans, net	—	—	—	49,229,448	49,229,448
Due from customers on acceptances	—	—	—	9,163	9,163
Other accounts receivable and other assets, net	143,201	—	—	1,588,600	1,731,801
Reinsurance contracts assets	—	—	—	18,602	18,602
	1,919,768	20,724,892	458,268	67,579,297	90,682,225
Financial liabilities
Deposits and obligations	—	—	—	53,768,028	53,768,028
Due to banks and correspondents	—	—	—	7,562,057	7,562,057
Bonds, notes and other obligations	—	—	—	6,075,433	6,075,433
Due from customers on acceptances	—	—	—	9,163	9,163
Insurance and reinsurance contract liabilities	—	—	—	12,524,320	12,524,320
Other accounts payable, provisions and other liabilities	163,441	—	—	4,024,513	4,187,954
	163,441	—	—	83,963,514	84,126,955

23. Financial risk management

It comprises the management of the main risks, that due to the nature of their operations, IFS and its Subsidiaries are exposed to; and correspond to: credit risk, market risk, liquidity risk, insurance risk and real estate risk.

To manage the risks detailed above, every Subsidiary of the Group has a specialized structure and organization in their management, measurement systems, as well as mitigation and coverage processes, according to specific regulatory needs and requirements for the development of its business. The Group and its Subsidiaries, mainly Interbank, Interseguro, Inteligo Bank and Izipay, operate independently but in coordination with the general provisions issued by the Board of Directors and Management of IFS. The Board of Directors and Management of IFS are ultimately responsible for identifying and controlling risks. The Company has an Audit Committee comprised of three independent directors, pursuant to Rule 10A-3 of the Securities Exchange Act of the United States; and one of them is a financial expert according to the regulations of the New York Stock Exchange. The Audit Committee is appointed by the Board of Directors and its main purpose is to monitor and supervise the preparation processes of financial and accounting information, as well as the audits over the financial statements of IFS and its Subsidiaries. Also, the Company has an Internal Audit Division which is responsible for monitoring the key processes and controls to ensure an adequate low risk control according to the standards defined in the Sarbanes Oxley Act.

A full description of the Group’s financial risk management is presented in Note 29 “Financial risk management” of the Annual Consolidated Financial Statements; following is presented the financial information related to credit risk management for the loan portfolio, offsetting of financial assets and liabilities, and foreign exchange risk.

(a) Credit risk management for loans -

Interbank’s loan portfolio is segmented into homogeneous groups that shared similar credit risk characteristics. These groups are: (i) Retail Banking (credit card, mortgage, payroll loan, consumer loan and vehicular loan), (ii) Small Business Banking (segments S1, S2 and S3), and (iii) Commercial Banking (corporate, institutional, companies and real estate). In addition, at Inteligo Bank, the internal model developed (scorecard) assigns 5 levels of credit risk classified as follows: low risk, medium low risk, medium risk, medium high risk, and high risk. These categories are described in Note 29.1(d) of the audited Annual Consolidated Financial Statements.

Additionally, Interbank monitors constantly the occurrence or not of certain events thar might affect the behavior and performance of the expected credit losses of its clients. Therefore, certain subsequent adjustments to the expected loss model are recorded to be able to capture the effects of the current situation, which has generated a high level of uncertainty in the estimation of the loans’ expected loss.

In compliance with the policy of monitoring the Group’s credit risk, during 2024 Interbank performed the recalibration process of its risk parameters for the calculation of the expected credit losses.

The Group structures the levels of credit risk it undertakes by placing limits on the amount of risk accepted in relation to one borrower or groups of borrowers, geographical and industry segments. Said risks are monitored on a revolving basis and subject to continuous review.

(b) Offsetting of financial assets and liabilities -

The information contained in the tables below includes financial assets and liabilities that:

- Are offset in the statement of financial position of the Group; or

- Are subject to an enforceable master netting arrangement or similar agreement that covers similar financial instruments, regardless of whether they are offset in the interim consolidated statement of financial position or not.

Similar arrangements of the Group include derivatives clearing agreements. Financial instruments such as loans and deposits are not disclosed in the following tables since they are not offset in the interim consolidated statement of financial position.

The offsetting framework agreement issued by the International Swaps and Derivatives Association Inc. (“ISDA”) and similar master netting arrangements do not meet the criteria for offsetting in the statement of financial position, because of such agreements were created in order for both parties to have an enforceable offsetting right in cases of default, insolvency or bankruptcy of the Group or the counterparties or following other predetermined events. In addition, the Group and its counterparties do not intend to settle such instruments on a net basis or to realize the assets and settle the liabilities simultaneously.

The Group receives and delivers guarantees in the form of cash with respect to transactions with derivatives; see Note 4.

(b.1) Financial assets subject to offsetting, enforceable master netting arrangements and similar agreements as of June 30, 2025 and December 31, 2024, are presented below:

				Related amounts not offset in the consolidated statement of financial position
	Gross amounts of recognized financial assets	Gross amounts of recognized financial liabilities and offset in the consolidated statement of financial position	Net amounts of financial assets presented in the consolidated statement of financial position	Financial instruments (including non-cash guarantees)	Cash guarantees received	Net amount
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
As of June 30, 2025
Derivatives, Note 8(b)	187,169	—	187,169	(56,936)	(50,422)	79,811
Total	187,169	—	187,169	(56,936)	(50,422)	79,811
As of December 31, 2024
Derivatives, Note 8(b)	143,201	—	143,201	(30,231)	(35,645)	77,325
Total	143,201	—	143,201	(30,231)	(35,645)	77,325

(b.2) Financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements as of June 30, 2025 and December 31, 2024, are presented below:

				Related amounts not offset in the consolidated statement of financial position
	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial assets and offset in the consolidated statement of financial position	Net amounts of financial liabilities presented in the consolidated statement of financial position	Financial instruments (including non-cash guarantees)	Cash guarantees pledged, Note 4(d)	Net amount
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
As of June 30, 2025
Derivatives, Note 8(b)	171,908	—	171,908	(56,936)	(21,925)	93,047
Total	171,908	—	171,908	(56,936)	(21,925)	93,047
As of December 31, 2024
Derivatives, Note 8(b)	102,288	—	102,288	(30,231)	(21,568)	50,489
Total	102,288	—	102,288	(30,231)	(21,568)	50,489

(c) Foreign exchange risk -

The Group is exposed to fluctuations in the exchange rates of the foreign currency prevailing in its financial position and cash flows. Management sets limits on the levels of exposure by currency and total daily and overnight positions, which are monitored daily. Most of the assets and liabilities in foreign currency are stated in US Dollars. Transactions in foreign currency are made at the exchange rates of free market.

As of June 30, 2025, the weighted average exchange rate of free market published by the SBS for transactions in US Dollars was S/3.534 per US$1 bid and S/3.549 per US$1 ask (S/3.758 and S/3.770 as of December 31, 2024, respectively). As of June 30, 2025, the exchange rate for the accounting of asset and liability accounts in foreign currency set by the SBS was S/3.542 per US$1 (S/3.764 as of December 31, 2024).

The table below presents the detail of the Group’s position:

	As of June 30, 2025
	US Dollars	Soles	Other currencies	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Assets
Cash and due from banks	10,674,649	2,088,782	357,832	13,121,263
Inter-bank funds	53,136	—	—	53,136
Financial investments	7,626,547	20,077,701	43,187	27,747,435
Loans, net	14,665,466	35,737,990	11,628	50,415,084
Due from customers on acceptances	4,967	—	—	4,967
Other accounts receivable and other assets, net	300,698	1,032,247	23	1,332,968
Reinsurance contract assets	810	55,261	—	56,071
	33,326,273	58,991,981	412,670	92,730,924
Liabilities
Deposits and obligations	20,164,368	34,025,393	565,442	54,755,203
Inter-bank funds	—	257,333	—	257,333
Due to banks and correspondents	1,107,099	6,228,005	—	7,335,104
Bonds, notes and other obligations	6,134,022	858,653	—	6,992,675
Due from customers on acceptances	4,967	—	—	4,967
Insurance and reinsurance contract liabilities	3,724,606	8,798,032	—	12,522,638
Other accounts payable, provisions and other liabilities	1,558,454	2,305,534	5,199	3,869,187
	32,693,516	52,472,950	570,641	85,737,107
Forwards position, net	(2,366,851)	2,186,963	179,888	—
Currency swaps position, net	1,542,741	(1,542,741)	—	—
Cross currency swaps position, net	709,800	(709,800)	—	—
Options position, net	(271)	271	—	—
Monetary position, net	518,176	6,453,724	21,917	6,993,817

	As of December 31, 2024
	US Dollars	Soles	Other currencies	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Assets
Cash and due from banks	8,615,546	3,676,441	323,239	12,615,226
Inter-bank funds	—	220,060	—	220,060
Financial investments	7,456,057	19,356,325	45,543	26,857,925
Loans, net	14,372,955	34,848,570	7,923	49,229,448
Due from customers on acceptances	9,163	—	—	9,163
Other accounts receivable and other assets, net	405,658	1,326,121	22	1,731,801
Reinsurance contract assets	207	18,395	—	18,602
	30,859,586	59,445,912	376,727	90,682,225
Liabilities
Deposits and obligations	19,802,404	33,451,094	514,530	53,768,028
Due to banks and correspondents	2,210,040	5,352,017	—	7,562,057
Bonds, notes and other obligations	5,227,805	847,628	—	6,075,433
Due from customers on acceptances	9,163	—	—	9,163
Insurance and reinsurance contract liabilities	3,940,738	8,583,582	—	12,524,320
Other accounts payable, provisions and other liabilities	1,689,640	2,484,247	14,067	4,187,954
	32,879,790	50,718,568	528,597	84,126,955
Forwards position, net	(1,842,468)	1,564,150	278,318	—
Currency swaps position, net	1,849,472	(1,849,472)	—	—
Cross currency swaps position, net	2,071,400	(2,071,400)	—	—
Options position, net	(61)	61	—	—
Monetary position, net	58,139	6,370,683	126,448	6,555,270

As of June 30, 2025, the Group granted indirect loans (contingent operations) in foreign currency for approximately US$970,021,000, equivalent to S/3,435,815,000 (US$770,827,000, equivalent to S/2,901,393,000 as of December 31, 2024).

24. Fair value

(a) Financial instruments measured at their fair value and fair value hierarchy -

The following table presents an analysis of the financial instruments that are measured at their fair value, including the level of hierarchy of fair value. The amounts are based on the balances presented in the consolidated statement of financial position:

	As of June 30, 2025
	Level 1	Level 2	Level 3	Total
Financial assets	S/(000)	S/(000)	S/(000)	S/(000)
Financial investments
At fair value through profit or loss (*)	316,263	552,199	1,090,265	1,958,727
Debt instruments measured at fair value through other comprehensive income	13,320,017	7,643,104	—	20,963,121
Equity instruments measured at fair value through other comprehensive income	461,712	14,998	35,421	512,131
Derivatives receivable	—	187,169	—	187,169
	14,097,992	8,397,470	1,125,686	23,621,148
Accrued interest				332,176
Total financial assets				23,953,324
Financial liabilities
Derivatives payable	—	171,908	—	171,908
Liabilities at fair value through profit or loss	11,528	—	—	11,528
Total financial liabilities	11,528	171,908	—	183,436

	As of December 31, 2024
	Level 1	Level 2	Level 3	Total
Financial assets	S/(000)	S/(000)	S/(000)	S/(000)
Financial investments
At fair value through profit or loss (*)	304,659	459,767	1,012,141	1,776,567
Debt instruments measured at fair value through other comprehensive income	12,722,114	7,655,691	—	20,377,805
Equity instruments measured at fair value through other comprehensive income	406,778	13,850	37,640	458,268
Derivatives receivable	—	143,201	—	143,201
	13,433,551	8,272,509	1,049,781	22,755,841
Accrued interest				—
Total financial assets				22,755,841
Financial liabilities
Derivatives payable	—	102,288	—	102,288
Liabilities at fair value through profit or loss	61,153	—	—	61,153
Total financial liabilities	61,153	102,288	—	163,441

(*) As of June 30, 2025 and December 31, 2024, correspond mainly to participation in mutual funds and investment funds and shares.

Financial assets included in Level 1 are those measured on the basis of information that is available on the market, to the extent that their quoted prices reflect an active and liquid market and that are available in some centralized trading mechanism, trading agent, price supplier or regulatory entity.

Financial instruments included in Level 2 are valued based on the market prices of other instruments with similar characteristics or with financial valuation models based on information of variables observable in the market (interest rate curves, price vectors, etc.).

Financial assets included in Level 3 are valued by using assumptions and data that do not correspond to prices of operations traded on the market. The valuation requires Management to make certain assumptions about the model variables and data, including the forecast of cash flow, discount rate, credit risk and volatility.

During 2025, there were transfers from Level 1 to Level 2. During 2024, there were transfers of certain financial instruments from Level 1 to Level 2, for an amount of S/7,995,000, because they stopped being actively traded during the year, and consequently, fair values were obtained by using observable market data. Likewise, during 2025 there were no transfers from level 2 to 1. During 2024, there were transfers of certain financial instruments from Level 2 to Level 1 for an amount of S/40,070,000. During 2025 and 2024, there were no transfers of financial instruments to or from level 3 to level 1 or level 2.

The table below includes a reconciliation of fair value measurement of financial instruments classified by the Group within Level 3 of the valuation hierarchy:

	30.06.2025	31.12.2024
	S/(000)	S/(000)
Initial balance as of January 1	1,049,781	919,866
Purchases	51,277	81,369
Sales	(61,555)	(78,231)
Gain recognized on the interim consolidated statement of income	86,183	126,777
Ending balance	1,125,686	1,049,781

(b) Financial instruments not measured at their fair value -

The table below presents the disclosure of the comparison between the carrying amounts and fair values of the Group’s financial instruments that are not measured at their fair value, presented by level of fair value hierarchy:

	As of June 30, 2025					As of December 31, 2024
	Level 1	Level 2	Level 3	Fair value	Book value	Level 1	Level 2	Level 3	Fair value	Book value
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Assets
Cash and due from banks	13,121,263	—	—	13,121,263	13,121,263	12,615,226	—	—	12,615,226	12,615,226
Inter-bank funds	—	53,136	—	53,136	53,136	—	220,060	—	220,060	220,060
Investments at amortized cost	3,914,747	137,227	—	4,051,974	3,981,280	3,775,935	98,658	—	3,874,593	3,898,198
Loans, net	—	50,084,729	—	50,084,729	50,415,084	—	48,333,964	—	48,333,964	49,229,448
Due from customers on acceptances	—	4,967	—	4,967	4,967	—	9,163	—	9,163	9,163
Other accounts receivable and other assets, net	—	1,145,799	—	1,145,799	1,145,799	—	1,588,600	—	1,588,600	1,588,600
Reinsurance contract assets	—	56,071	—	56,071	56,071	—	18,602	—	18,602	18,602
Total	17,036,010	51,481,929	—	68,517,939	68,777,600	16,391,161	50,269,047	—	66,660,208	67,579,297
Liabilities
Deposits and obligations	—	54,758,522	—	54,758,522	54,755,203	—	53,770,487	—	53,770,487	53,768,028
Inter-bank funds	—	257,333	—	257,333	257,333	—	—	—	—	—
Due to banks and correspondents	—	7,371,563	—	7,371,563	7,335,104	—	7,706,223	—	7,706,223	7,562,057
Bonds, notes and other obligations	6,120,186	895,111	—	7,015,297	6,992,675	5,163,150	838,662	—	6,001,812	6,075,433
Due from customers on acceptances	—	4,967	—	4,967	4,967	—	9,163	—	9,163	9,163
Insurance and reinsurance contract liabilities	—	12,522,638	—	12,522,638	12,522,638	—	12,524,320	—	12,524,320	12,524,320
Other accounts payable and other liabilities	—	3,685,751	—	3,685,751	3,685,751	—	4,024,513	—	4,024,513	4,024,513
Total	6,120,186	79,495,885	—	85,616,071	85,553,671	5,163,150	78,873,368	—	84,036,518	83,963,514

The methodologies and assumptions used to determine fair values depend on the terms and risk characteristics of each financial instrument and they include the following:

(i) Long-term fixed-rate and variable-rate loans are assessed by the Group based on parameters such as interest rates, specific country risk factors, individual creditworthiness of the customer and the risk characteristics of the financed project. Based on this evaluation, allowances are taken into account for the estimated losses of these loans. As of June 30, 2025 and December 31, 2024, the book value of loans, net of allowances, was not significantly different from the calculated fair values.

(ii) Instruments whose fair value approximates their book value: For financial assets and financial liabilities that are liquid or have short-term maturity (less than 3 months) it is assumed that the carrying amounts approximate to their fair values. This assumption is also applied to demand deposits, savings accounts without a specific maturity and variable-rate financial instruments.

(iii) Fixed-rate financial instruments: The fair value of fixed-rate financial assets and financial liabilities at amortized cost is determined by comparing market interest rates when they were first recognized with current market rates related to similar financial instruments for their remaining term to maturity. The fair value of fixed interest rate deposits is based on discounted cash flows using market interest rates for financial instruments with similar credit risk and maturity. For quoted debt issued, the fair value is determined based on quoted market prices. When quotations are not available, a discounted cash flow model is used based on the yield curve of the appropriate interest rate for the remaining term to maturity.

25. Fiduciary activities and management of funds

The Group provides custody, trustee, investment management and advisory services to third parties; therefore, the Group makes purchase and sale decisions in relation to a wide range of financial instruments. Assets that are held as trust are not included in these interim consolidated financial statements. These services give rise to the risk that the Group could eventually be held responsible of poor yielding of the assets under its management.

As of June 30, 2025 and December 31, 2024, the value of the managed off-balance sheet financial assets is as follows:

	30.06.2025	31.12.2024
	S/(000)	S/(000)
Investment funds	18,842,749	19,534,337
Mutual funds	8,663,250	7,926,478
Total	27,505,999	27,460,815